                                                FILED PURSUANT TO RULE 424(B)(1)
                                                      REGISTRATION NO. 333-31991


PROSPECTUS

                      ROCKWELL MEDICAL TECHNOLOGIES, INC.
                          1,800,000 COMMON SHARES AND
                   2,700,000 COMMON SHARE PURCHASE WARRANTS.

     Rockwell Medical Technologies, Inc. (the "Company") is hereby offering (the "Offering") 1,800,000 common shares, no par value per share (the "Common Shares"), and 2,700,000 Common Share Purchase Warrants (the "Warrants"), through Mason Hill & Co., Inc., the representative (the "Representative") of the underwriters of the Offering (the "Underwriters"). The Common Shares and the Warrants may be purchased separately and will be transferable separately upon issuance. Investors will not be required to purchase Common Shares and Warrants together or in any particular ratio.

     Each of the Warrants entitles the registered holder thereof to purchase one Common Share at a price of $4.50 per share at a time commencing one year from the effective date of the registration statement of which this Prospectus is a part (the "Effective Date") and for a period of three years thereafter. The Warrants are subject to redemption by the Company with the prior consent of the Representative, commencing on the first anniversary of the Effective Date at a price of $.10 per Warrant, upon 30 days prior written notice mailed within 10 days provided the closing price of the Common Shares, as listed on The Nasdaq SmallCap Market ("Nasdaq") or another national securities exchange, for a period of 20 consecutive trading days has exceeded $7.00 per share, regardless of the illiquidity of the market for the Company's Common Shares. See "Description of Securities." The Common Shares and Warrants offered hereby are collectively referred to as the "Securities."

     Prior to this Offering, there has been no public market for the Common Shares or the Warrants, and there can be no assurance that any such market for the Common Shares or the Warrants will develop after the closing of the Offering, or that, if developed, it will be sustained. The offering price of the Common Shares and the exercise price and the other terms of the Warrants were established by negotiations between the Company and the Representative and do not necessarily bear any direct relationship to the Company's asset value, earnings, book value per share or other generally accepted criteria of value. See "Underwriting". It is expected that the initial public offering price will be $4.00 per Common Share and $.10 per Warrant.

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK
  AND IMMEDIATE AND SUBSTANTIAL DILUTION TO THE PUBLIC. ONLY INVESTORS WHO CAN
     BEAR THE RISK OF LOSS OF THEIR ENTIRE INVESTMENT SHOULD INVEST. FOR A DESCRIPTION OF CERTAIN RISKS REGARDING AN INVESTMENT IN THE COMPANY AND
  IMMEDIATE SUBSTANTIAL DILUTION, SEE "RISK FACTORS" COMMENCING ON PAGE 8 AND
                             "DILUTION" AT PAGE 18.
                           -------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=================================================================================================================
                                                                      UNDERWRITING
                                               PRICE TO              DISCOUNTS AND             PROCEEDS TO
                                                PUBLIC               COMMISSIONS(1)             COMPANY(2)
-----------------------------------------------------------------------------------------------------------------
Per Common Share......................          $4.00                    $0.36                  $6,552,000
-----------------------------------------------------------------------------------------------------------------
Per Warrant...........................          $0.10                    $.009                   $245,700
-----------------------------------------------------------------------------------------------------------------
Total(3)..............................        $7,470,000                $672,300                $6,797,700
=================================================================================================================

                                                  (footnotes appear on page 2)
                           -------------------------
MASON HILL & CO., INC.                                  J.W. BARCLAY & CO., INC.
                           -------------------------

                The date of this Prospectus is January 26, 1998

     (1) Does not include additional compensation to be received by the Underwriters consisting of (i) a non-accountable expense allowance payable to the Underwriters in the amount of $224,100 ($257,715 if the Over-Allotment Option (as defined below) is exercised in full), or $0.12 per Common Share, (ii) any value attributable to warrants (the "Underwriters Warrants") entitling the Underwriters to purchase up to 180,000 Common Shares for a purchase price of $6.60 per share (165% of the initial public offering price) and 270,000 Warrants for a purchase price of $.165 per Warrant (165% of the initial public offering price), each such underlying Warrant entitling the Underwriter to purchase a Common Share at a purchase price of $7.43 per share (165% of the exercise price for the Warrants issued to the public), exercisable at any time during the period commencing one year from the Effective Date and expiring on the sixth anniversary of the Effective Date, and (iii) a management and financial advisory agreement with the Representative for 24 months commencing on the Effective Date for a fee of $5,208 per month, or an aggregate of $125,000, payable in its entirety at the closing of the Offering. In addition, the Company has agreed to pay the Representative, under certain circumstances, a warrant solicitation fee of 5% of the exercise price of each Warrant exercised and to indemnify the Underwriters against certain civil liabilities, including those arising under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

     (2) After deducting discounts and commissions payable to the Underwriters, but before deducting the expenses of this Offering payable by the Company, estimated at $850,000 (approximately $0.47 per Common Share), including the Underwriters' non-accountable expense allowance and the financial advisory fee. See "Underwriting."

     (3) The Company has granted the Underwriters an option, exercisable for a period of 45 days after the Effective Date, to purchase up to an additional 270,000 Common Shares and 405,000 Warrants, upon the same terms and conditions as the Common Shares and Warrants being offered by this Prospectus solely for the purpose of covering over-allotments, if any (the "Over-Allotment Option"). If the Over-Allotment Option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Company will be $8,590,500, $773,145 and $7,817,355, respectively. See "Underwriting."

     The Securities are being offered by the Underwriters on a "firm commitment" basis, subject to prior sale, when, as and if delivered to the Underwriters and subject to certain conditions. Subject to the provisions of the underwriting agreement between the Underwriters and the Company, the Underwriters reserve the right to withdraw, cancel or modify the Offering and to reject any order in whole or in part. It is expected that delivery of certificates representing the Common Shares and the Warrants will be made against payment therefor at the offices of the Representative, 110 Wall Street, New York, New York 10005, on or about January 30, 1998.
                         ------------------------------

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON SHARES AND THE WARRANTS OFFERED HEREBY, INCLUDING PURCHASES OF THE COMMON SHARES OR THE WARRANTS TO STABILIZE THEIR MARKET PRICES, PURCHASES OF THE COMMON SHARES OR THE WARRANTS TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON SHARES OR THE WARRANTS MAINTAINED BY THE UNDERWRITERS AND PENALTY BID TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     A SIGNIFICANT AMOUNT OF THE SECURITIES IN THIS OFFERING MAY BE SOLD TO CUSTOMERS OF THE UNDERWRITERS WHICH MAY AFFECT THE MARKET FOR AND LIQUIDITY OF THE COMPANY'S SECURITIES IN THE EVENT THAT ADDITIONAL BROKER-DEALERS DO NOT MAKE A MARKET IN THE COMPANY'S SECURITIES, OF WHICH THERE CAN BE NO ASSURANCE. SUCH CUSTOMERS SUBSEQUENTLY MAY ENGAGE IN TRANSACTIONS FOR THE SALE OR PURCHASE OF THE SECURITIES THROUGH AND/OR WITH THE UNDERWRITERS.

     ALTHOUGH THEY HAVE NO OBLIGATION TO DO SO, THE UNDERWRITERS MAY FROM TIME TO TIME ACT AS MARKET MAKERS AND OTHERWISE EFFECT TRANSACTIONS IN THE COMPANY'S SECURITIES. THE UNDERWRITERS, IF THEY PARTICIPATE IN THE MARKET, MAY BECOME DOMINATING INFLUENCES IN THE MARKET FOR THE SECURITIES. HOWEVER, THERE IS NO ASSURANCE THAT THE UNDERWRITERS WILL OR WILL NOT CONTINUE TO BE A DOMINATING INFLUENCE. THE PRICES AND LIQUIDITY OF THE SECURITIES OFFERED HEREUNDER MAY BE SIGNIFICANTLY AFFECTED BY THE DEGREE, IF ANY, OF THE UNDERWRITERS' PARTICIPATION IN SUCH MARKET. THE UNDERWRITERS MAY DISCONTINUE SUCH ACTIVITIES AT ANY TIME OR FROM TIME TO TIME. SEE "RISK FACTORS -- ABSENCE OF PUBLIC MARKET; DETERMINATION OF OFFERING PRICE."

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-2 under the Securities Act with respect to the securities offered hereby (the "Registration Statement"). This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto as permitted by the Rules and Regulations of the Commission. For further information with respect to the Company and such securities, reference is made to the Registration Statement and to the exhibits filed therewith. Statements contained in this Prospectus as to the contents of any contracts or other documents referred to herein are not necessarily complete and where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit to which reference is made for a full statement of the provisions thereof. The Registration Statement, including exhibits filed therewith, may be inspected, without charge, at the principal office of the Commission located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of all or any part of the Registration Statement (including the exhibits thereto) also may be obtained from the Public Reference Section of the Commission at its principal office in Washington, D.C., at the Commission's prescribed rates. Electronic registration statements made through the Electronic Data Gathering Analysis and Retrieval system are publicly available through the Commission's web site at http://www.sec.gov.

     Before the Effective Date, the Company was not obligated to file periodic reports with the Commission under Section 15(d) or 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company intends to furnish its shareholders and holders of the Warrants with annual reports containing audited financial statements and such other reports as the Company deems appropriate or as may be required by law. The Company does not intend to voluntarily file reports under the Exchange Act if it is not obligated to do so under applicable laws.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information, financial statements and related notes appearing elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety and carefully consider the information set forth under the heading "Risk Factors." Unless the context requires otherwise, all references herein to the Company include Rockwell Medical Technologies, Inc., a Michigan corporation, and Rockwell Transportation, Inc., a Michigan corporation, a wholly-owned subsidiary of the Company. Except as otherwise stated, all information assumes no exercise of the Over-Allotment Option.

                                  THE COMPANY

     Rockwell Medical Technologies, Inc. manufactures hemodialysis concentrates and dialysis kits, and sells, distributes and delivers such concentrates and dialysis kits, as well as over 120 other hemodialysis products, to hemodialysis providers in the United States. Hemodialysis is a process which duplicates kidney function in patients whose kidneys have failed to function properly. Without properly functioning kidneys, the patient's body cannot rid itself of excess water and waste products nor regulate the amount of electrolytes in the patient's blood. Without hemodialysis, these patients would die.

     Hemodialysis patients generally receive their treatment at hospitals or independent hemodialysis providers. According to the United States Department of Health and Human Services (the "DHHS"), since 1973 the total number of hemodialysis providers in the U.S. has more than quintupled from 606 in 1973 to over 3,082 in December 1996. Independent providers comprised 2,212 of such providers and hospitals comprised 746 of such providers. The Company currently supplies over 220 hemodialysis providers in 18 states across the United States. The number of patients receiving hemodialysis has also grown substantially in recent years. According to the DHHS, in 1985, there were approximately 68,390 patients receiving hemodialysis treatments in the United States. It is estimated by the DHHS that in 1996 over 216,000 patients received hemodialysis treatments. According to the DHHS, from 1985 to 1996, the number of hemodialysis stations, which are areas equipped to provide adequate and safe dialysis therapy, grew from 17,845 stations to 45,244 stations.

     A hemodialysis station contains a dialysis machine that takes a concentrate solution and certain chemical powders and accurately dilutes them with purified water. The resulting solution, known as dialysate, is then pumped through a device known as an artificial kidney (dialyzer), while at the same time, the patient's blood is pumped through a membrane within the dialyzer. Excess water and chemicals from the patient's blood pass through the membrane and are carried away in the dialysate while certain chemicals in the dialysate pass through the membrane into the patient's blood to maintain proper chemical levels in the body. In addition to using concentrate solutions and chemical powders (which must be replaced for each use by each patient), a dialysis station also requires various other ancillary products such as dialysis on-off kits, sterile subclavian dressing change trays, arterial and venous blood tubing lines, fistula needles, intravenous administration sets, transducer protectors, dialyzers and over 120 other ancillary products, all of which the Company sells.

     The Company's objective is to increase its market share in the expanding hemodialysis market and become profitable by (i) acting as a single source supplier to hemodialysis clinics by continuing to offer over 120 different products used by hemodialysis providers, (ii) increasing revenue by manufacturing and/or distributing new products which may offer the Company opportunities to earn higher profit margins than some of the Company's existing products (based on current selling prices in the marketplace and the Company's estimated costs to produce such products), and generating additional "back-haul" revenue from its trucking operations, and (iii) using its own delivery vehicles and drivers to deliver its products, thereby offering a high level of customer service to hemodialysis providers.

     The Company is a Michigan corporation, incorporated on October 25, 1996. On February 19, 1997, the Company acquired substantially all of the assets of Rockwell Medical Supplies, L.L.C. (the "Supply Company") and of Rockwell Transportation, L.L.C. (the "Transportation Company") (collectively, the "Predecessor Company" or "Sellers") used in connection with the business of manufacturing hemodialysis concentrates and dialysis kits and distributing and delivering these and other products to hemodialysis clinics. The Predecessor Company began operations in January 1996.

     In connection with the acquisition of the business of the Predecessor Company, the Company issued 1,416,664 shares of non-voting Series A Preferred Stock, $1.00 par value per share (the "Series A Preferred Stock"), to the Supply Company, which Series A Preferred Stock pays an 8.5% cumulative dividend. In accordance with the terms of the asset purchase agreement relating to the acquisition of the Predecessor Company's business, the parties agreed to reduce the purchase price paid for the Predecessor Company's business by $320,749, which adjustment has been effected by the cancellation of 320,749 shares of Series A Preferred Stock. The Company has an obligation to redeem the Series A Preferred Stock on or before January 31, 1998 (the "Mandatory Redemption Date"). See "Certain Transactions -- Acquisition of Business of Predecessor Company" and
Note 4 of Notes to Consolidated Financial Statements included in this Prospectus. The Company intends to use a portion of the net proceeds of the Offering to redeem the Series A Preferred Stock. See "Use of Proceeds."

     The executive offices of the Company are located at 28025 Oakland Oaks, Wixom, Michigan 48393 (telephone number (248) 449-3353).

                                  THE OFFERING

Securities Offered.........  1,800,000 Common Shares and 2,700,000 Warrants. The
                             Common Shares and the Warrants (sometimes hereinafter collectively referred to as the "Securities") may be purchased separately and will be transferable separately upon issuance. Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $4.50, subject to adjustment in certain events. See "Description of Securities" and "Underwriting."

Offering Price.............  $4.00 per Common Share; $.10 per Warrant.

Terms of Warrants:

  Exercise price...........  $4.50 per share, subject to adjustment in certain events. See "Description of Securities --
                             Warrants."

  Exercise period..........  Any time during the period commencing one year after the Effective Date and ending on the fourth anniversary of the Effective Date.

  Redemption...............  Redeemable by the Company, with the prior written consent of the Underwriter, at a price of $.10 per Warrant upon not less than 30 days prior written notice mailed within 10 days to the holders of the Warrants at any time commencing one year after the Effective Date, provided the closing bid price of the Common Shares had been greater than $7.00 for 20 consecutive trading days ending on the third day prior to the date upon which the Company gives notice of redemption regardless of the illiquidity of the market for the Company's Common Shares. See "Description of Securities -- Warrants."

Common Shares Outstanding:

  Prior to the Offering....  3,015,000 Common Shares. (1)

  After the Offering.......  4,938,750 Common Shares. (1)(2)

Use of Proceeds............  The net proceeds of the Offering will be used (i)
                             to redeem 1,095,915 shares of Series A Preferred Stock for a total redemption price of approximately $1,158,187 (assuming the redemption occurs on January 30, 1998), (ii) to purchase equipment,
                             (iii) to pay approximately $1,098,800 of accounts payable and accrued expenses, (iv) to repay indebtedness of $217,200, and (v) for working capital, including the financing of marketing and sales activities. See "Use of Proceeds."

Risk Factors...............  Investment in the Securities offered hereby involves a high degree of risk and immediate substantial dilution to public investors. See "Risk Factors" and "Dilution."

Nasdaq SmallCap
  Market Symbols:..........  Common Shares -- RMTI; Warrants -- RMTIW. (3)
------------------
(1) Does not include (i) 520,000 Common Shares reserved for issuance upon exercise of outstanding warrants (the "Bridge Warrants"), at an exercise price of $4.50 per share, which Bridge Warrants are exercisable at any time commencing one year from the Effective Date and ending on the fourth anniversary of the Effective Date and will be automatically converted into warrants having terms identical to the Warrants offered hereby on the Effective Date, (ii) 450,000 Common Shares reserved for issuance under the Company's 1997 Stock Option Plan, under which options to acquire an aggregate of 295,000 Common Shares have been granted and remain outstanding, and (iii) 123,750 Common Shares (the "Additional Shares") to be issued to investors in the First Prior Financing (as defined below). See "Management -- Compensation -- -- Compensation of Directors" and "Description of Securities -- Prior Financings."

(2) Includes the 123,750 Additional Shares. See "Description of Securities -- Prior Financings." Does not include (i) 2,700,000 Common Shares reserved for issuance upon exercise of the Warrants, and (ii) 450,000 Common Shares reserved for issuance upon exercise of the Underwriters Warrants and upon exercise of the 270,000 underlying Warrants. See "Description of Securities" and "Underwriting."

(3) The Nasdaq trading symbols do not imply that a liquid and active market will be developed or sustained for the Common Shares and Warrants upon completion of the Offering.

              SUMMARY COMBINED/CONSOLIDATED FINANCIAL INFORMATION
                               (IN WHOLE DOLLARS)

COMBINED/CONSOLIDATED STATEMENT OF INCOME (LOSS) DATA:

                                                              PREDECESSOR COMPANY(1)          COMPANY
                                                          ------------------------------    ------------
                                                            FOR THE       FROM JANUARY 1        FROM
                                                           YEAR ENDED           TO          INCEPTION TO
                                                          DECEMBER 31,     FEBRUARY 19,      SEPT. 30,
                                                            1996(2)            1997             1997
                                                          ------------    --------------    ------------
Total Sales...........................................    $ 1,019,856       $ 343,555       $ 2,326,148
Cost of Sales.........................................      1,555,200         508,784         2,717,267
                                                          -----------       ---------       -----------
Gross Margin (Deficit)................................       (535,344)       (165,229)         (391,119)
Selling, General and Administrative...................        773,344         177,015         1,059,245
                                                          -----------       ---------       -----------
Operating Loss........................................     (1,308,688)       (342,244)       (1,450,364)
Interest Expense, Net.................................         12,634           3,438            74,570
                                                          -----------       ---------       -----------
Net Loss..............................................    $(1,321,322)      $(345,682)      $(1,524,934)
                                                          ===========       =========       ===========
Net Loss Per Common Share (4).........................                                      $      (.53)
Weighted Average Number of Common Shares Outstanding..                                        2,904,833

COMBINED/CONSOLIDATED BALANCE SHEET DATA:

                                                                                        COMPANY
                                                PREDECESSOR COMPANY(1)       -----------------------------
                                             ----------------------------           SEPT. 30, 1997
                                             DECEMBER 31,    FEBRUARY 19,    -----------------------------
                                                 1996            1997          ACTUAL       AS ADJUSTED(5)
                                             ------------    ------------    -----------    --------------
Cash.....................................    $    65,978     $    44,270     $    72,680     $ 2,150,708
Working Capital (Deficit)(6).............     (2,058,806)     (2,346,816)       (455,796)      2,596,289
Total Assets.............................      1,453,822       1,280,474       3,578,537       7,238,511
Series A Preferred Stock.................             --              --       1,095,915              --
Accumulated Deficit......................     (1,380,249)     (1,725,931)     (1,524,934)     (1,524,934)
Total Shareholders' Equity
  (Deficiency)...........................     (1,330,249)     (1,675,931)        999,913       6,947,913

------------------
(1) The financial statements of the Predecessor Company are presented on a combined basis as they are entities under common control.

(2) The Predecessor Company was formed in 1995. The Predecessor Company engaged in limited activity in 1995, consisting primarily of the purchase of certain equipment, the payment of a facility lease deposit, and the payment of $58,927 for certain start-up expenses.

(3) The Company was incorporated on October 25, 1996 (the date of inception) and engaged in organizational matters until the acquisition of the Predecessor Company which was consummated at the close of business on February 19, 1997.

(4) See Note 2 of Notes to Consolidated Financial Statements included in this Prospectus for information with respect to the calculation of per share data.

(5) Adjusted to reflect the sale of 1,800,000 Common Shares and 2,700,000 Warrants offered hereby at the assumed public offering price of $4.00 per Common Share and $.10 per Warrant and the receipt and application of the estimated net proceeds from such sale, including the redemption of the Series A Preferred Stock, including accrued dividends. See "Use of Proceeds" and "Capitalization."

(6) Working Capital (Deficit) for Predecessor Company includes the Obligation Payable to Members of $1,868,149 at December 31, 1996 and at February 19, 1997.

                                  RISK FACTORS

     The securities offered hereby are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Each prospective investor should carefully consider the following risk factors, as well as all other information set forth in this Prospectus, before making an investment decision.

     1. CONTINUING LOSSES; ACCUMULATED DEFICIT; NEGATIVE GROSS MARGINS. Since inception, the Company (including the business engaged in by the Predecessor Company) has experienced losses and negative gross margins. Since inception through September 30, 1997, the Company has incurred a net loss and an accumulated deficit of $1,524,934 (on sales of $2,326,148) for such period. On a cumulative basis, the businesses of the Company and the Predecessor Company have incurred a net loss and an accumulated deficit of $3,250,865 (on sales of $3,689,559) through September 30, 1997. In addition, the Company experienced a gross margin deficit of $391,119 for the period from inception to September 30, 1997. The gross margin deficit is primarily attributable to excess transportation costs that the Company has incurred as a result of its trucking operations and to overhead costs associated with the Company's manufacturing operations. There can be no assurance that the Company will ever operate profitably. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Plan of Operation" and Note 3 of the Notes to Consolidated Financial Statements appearing elsewhere herein.

     2. LOSSES ASSOCIATED WITH THE COMPANY'S TRANSPORTATION BUSINESS. As a result of operating its own fleet of trucks to deliver its products, the Company's costs of delivery have been significantly in excess of the costs that the Company would have incurred had it used common carriers to deliver its products. While the Company has implemented plans to improve its operating efficiencies and to seek additional revenue from its trucking operations by contracting for its trucks to act as common carriers during their return to the Company's manufacturing facility after delivery of the Company's products, no assurance can be given that the Company will be successful in improving such operations or obtaining sufficient revenue to offset the additional costs of the Company's transportation business. In addition, the Company intends to use a portion of the net proceeds of the Offering to purchase and/or lease additional tractor-trailers to expand the Company's transportation capabilities to accommodate the Company's expected sales growth, although the exact number of such additional tractor-trailers, if any, is dependent upon the Company's actual sales growth, if any. The purchase and/or lease of such additional tractor-trailers could cause the Company's transportation-related losses to increase. If the Company were unsuccessful in improving such operations or obtaining sufficient additional transportation-related revenue to offset the additional costs of operating its own fleet of trucks, the Company may be forced to abandon its strategy of using its own trucks to deliver its products. In such event, the Company is unable to predict what effect, if any, such change in strategy would have on the Company's customers and the ability of the Company to successfully market its products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Trucking Operations."

     3. "GOING CONCERN UNCERTAINTY." Due to the Company's history of losses, negative gross margins and its current financial condition, the Company's independent auditors' report expresses an uncertainty concerning the Company's ability to continue as a going concern. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Report of Independent Accountants" on the Company's Consolidated Financial Statements appearing at page F-2 hereof.

     4. LIMITED OPERATING HISTORY. The Company commenced operations in February 1997 when it consummated the purchase of the assets of the Predecessor Company. The Predecessor Company commenced operations in January 1996. Accordingly, the Company has a limited operating history upon which an evaluation of its business and prospects can be based. An investment in the securities of the Company is subject to all of the risks involved in a newly established business venture. Potential investors should evaluate the Company in light of the problems, delays, expenses and difficulties frequently encountered by companies at this early stage of operations, many of which may be beyond the Company's control, including, but not limited to, those relating to marketing, competition, and unanticipated problems and additional costs relating to the Company's operations.

     5. SUBSTANTIAL PORTION OF PROCEEDS USED TO REDEEM SERIES A PREFERRED STOCK AND TO PAY CURRENT LIABILITIES. $1,158,157 (19.5%) of the net proceeds of the Offering will be used to redeem the Company's Series A Preferred Stock, assuming it is redeemed on January 30, 1998. See "Use of Proceeds." At September 30, 1997, the Company's accounts receivable were approximately $460,114 and its accounts payable and accrued liabilities were approximately $1,382,709. Approximately $1,098,800 (18.4%) of the net proceeds of the Offering are budgeted to pay certain accounts payable and accrued liabilities existing at December 31, 1997 incurred in the Company's operations and not related to this Offering, including approximately $43,100 owing to Robert L. Chioini, the Company's Chief Executive Officer, in respect of deferred salary, and $225,000 owing to Wall Street Partners, Inc. ("Wall Street") in respect of accrued and unpaid consulting fees. Wall Street is owned by Gary D. Lewis and Michael J. Xirinachs, each of whom is a founder of the Company and serves as a Director of the Company. Accordingly, fewer proceeds will be available to the Company for future operations and marketing activities or for working capital. See "Use of Proceeds."

     6. COMPETITION. The Company is involved in a field characterized by intense competition in which the Company will be selling products that are the same as those readily available from more established companies which have substantially greater financial, technical, manufacturing, marketing, research and development and management resources than those of the Company. There can be no assurance that the Company will be able to compete successfully in the future. See "Business -- Competition."

     7. POSSIBLE DELISTING. The Company has applied to list the Common Shares and the Warrants on the Nasdaq Stock Market's SmallCap Market. The Nasdaq Stock Market adopted amendments to its rules which have increased the eligibility and maintenance criteria for The Nasdaq SmallCap Market. Under the amended rules, in order to qualify for initial listing in The Nasdaq SmallCap Market, a company must, among other things, have (i) at least one year of operating history (or have at least $50 million in market capitalization), (ii) net tangible assets (i.e., total assets less total liabilities and goodwill) of at least $4 million (or net income in two of the most recent three fiscal years of at least $750,000, or a market capitalization of $50 million), (iii) a market value of public float (shares held by non-affiliates of the Company) of at least $5 million, (iv) a minimum bid price of $4.00, and (v) at least 300 shareholders. Under Nasdaq's amended rules, the Company is also required to have at least three securities dealers acting as market makers for the listed securities. Currently, the Company has commitments from three securities dealers to act as market makers for the Common Shares and the Warrants. It is possible that the Company will be unable to satisfy the revised listing criteria. If the Company does not satisfy the revised listing criteria, Nasdaq will likely not allow the inclusion of the Company's securities for listing on The Nasdaq SmallCap Market.

     Even if the Company's securities meet the requirements for initial inclusion in The Nasdaq SmallCap Market, there can be no assurance that they will meet the maintenance criteria for continued listing. Existing maintenance criteria require, among other things, that an issuer have net tangible assets of $2 million (or alternatively net income of $500,000 in two of the most recent three fiscal years, or a market capitalization of $35 million) and that the listed security has a minimum bid price of $1.00. If the Company is unable to satisfy The Nasdaq SmallCap maintenance criteria in the future, the Common Shares and Warrants may be delisted from trading on The Nasdaq SmallCap Market.

     If the Company's securities are delisted from The Nasdaq SmallCap Market, trading, if any, would thereafter be conducted in the over-the-counter market in the so-called "pink sheets" or the "Electronic Bulletin Board" of the National Association of Securities Dealers, Inc. ("NASD"), and, consequently, an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Company's securities. In addition, if the Company's securities are delisted from The Nasdaq SmallCap Market, they would be subject to Rules 15g-1 to 9 and Schedule 15G under the Exchange Act regarding "penny stock" transactions that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions and persons with net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by this rule, the broker-dealer must make disclosures to the purchaser, make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to purchase. Consequently, the rule may restrict the ability of broker-dealers to sell the Company's securities and may affect the ability of holders of the Company's securities, including purchasers in this Offering, to sell such securities in the secondary market. Delisting from The Nasdaq SmallCap Market may also cause a decline in share price, loss of news coverage of the Company and difficulty in obtaining subsequent financing.

     8. BROAD DISCRETION IN THE APPLICATION OF NET PROCEEDS. Approximately $1,673,813, or approximately 28.1%, of the net proceeds of the Offering have been allocated to working capital and general corporate purposes. Accordingly, management will have broad discretion with respect to that portion of the net proceeds. See "Use of Proceeds."

     9. GOVERNMENT REGULATION. The testing, manufacture and sale of medical products, such as the hemodialysis concentrates manufactured by the Company, as well as the ancillary products for hemodialysis distributed by the Company, are subject to extensive regulation by the Food and Drug Administration ("FDA") pursuant to the Federal Food Drug and Cosmetic Act ("FDC Act"), and by other federal, state and foreign authorities. Pursuant to the FDC Act, and the regulations promulgated thereunder, the FDA regulates the preclinical and clinical testing, manufacture, labeling, distribution and promotion of medical devices. Under the FDC Act, medical devices must receive either 510(k) clearance or premarket approval ("PMA") before they may be commercially marketed in the United States. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing clearances or approvals and criminal prosecution, any of which actions could have an adverse effect on the Company's business, financial condition or results of operations.

     The Company's hemodialysis concentrates have FDA clearance. There can be no assurance, however, that current FDA clearances for the Company's concentrates will not be rescinded or that, if and when any additional products are developed by the Company or the Company modifies its existing concentrates, they will receive FDA clearance. If any current or future clearances or approvals are rescinded or denied, sales of the affected products in the United States would be prohibited during the period the products do not have such clearances. There can be no assurance that the Company will be able to obtain necessary regulatory approvals or clearances on a timely basis or at all, and delays in receipt of or failure to receive such approvals or clearances, the loss of previously received approvals or clearances, limitations on intended use imposed as a condition of such approvals or clearances, any limitations on the Company's market required by any clearances, any resulting delays in market introduction or failure to comply with existing or future regulatory requirements would have an adverse effect on the Company's business, financial condition and results of operations. In addition, new FDA-related legislation or new FDA regulations could impose additional regulatory requirements including, but not limited to, imposing significant fees for seeking market clearance or approval for medical devices. See "Business -- Government Regulation."

     The Company's products are subject to strict federal regulations regarding the quality of manufacturing known as Good Manufacturing Practices ("GMP"). The FDA conducts periodic inspections and surveillance of the manufacturing and the packaging facilities of medical device manufacturers to determine compliance with GMP. No assurance can be given that, when the Company is inspected, it will be found to be in compliance with GMP. In addition, the Medical Device Reporting ("MDR") regulation obligates the Company to report to the FDA any incident in which its products may have caused or contributed to a death or serious injury, or in which its products malfunctioned and, if the malfunction were to recur, it would be likely to cause or contribute to a death or serious injury. Changes in existing requirements or adoption of new requirements could have an adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will not incur significant costs to comply with laws and regulations in the future or that laws and regulations will not have an adverse effect upon the Company's business, financial condition and results of operation. If, as a result of FDA inspections, MDR reports or other information, the FDA believes that the Company is not in compliance with applicable laws and regulations, the FDA can institute proceedings or recall, detain or seize products, totally or partially suspend production, enjoin future violations, or assess civil and/or criminal fines and penalties against the Company, its officers or employees. Any action by the FDA could result in disruption of the Company's operations for an indeterminate period of time and have a material adverse affect on the Company's business, financial condition and results of operations. See "Business -- Government Regulation."

     10. ADVERSE EFFECT OF REDEMPTION OF WARRANTS. The Warrants are subject to redemption by the Company on 30 days prior written notice under certain conditions. If the Warrants are so redeemed, Warrant holders will lose the right to exercise the Warrants so redeemed, except during such 30-day notice period. Redemption of the Warrants could force the holders to exercise the Warrants and pay the exercise price at a time when it may be disadvantageous for the holders to do so, to sell the Warrants at the current market price for the Warrants when they might otherwise wish to hold the Warrants, or to accept the redemption price, which is likely to be substantially less than the market value of the Warrants at the time of redemption. See "Description of Securities -- Warrants."

     11. NON-REGISTRATION IN CERTAIN JURISDICTIONS OF COMMON SHARES UNDERLYING THE WARRANTS; EXERCISE OF WARRANTS. Investors will not be required to purchase Common Shares and Warrants together or in any particular ratio. The Company has applied to register or otherwise qualify for sale the Common Shares and the Warrants in the following states (although no assurance can be given that the Company will be successful in registering or otherwise qualifying the Securities in such states): California, Colorado, Connecticut, Delaware, Florida, Georgia, Illinois, Louisiana, Maryland, Nevada, New Hampshire, New Jersey, New York, Rhode Island, Utah, Virginia, Wisconsin and the District of Columbia. Although the Securities will not knowingly be sold to purchasers in jurisdictions in which the Securities are not registered or otherwise qualified for sale, purchasers may buy Warrants in the after-market or may move to jurisdictions in which the shares underlying the Warrants are not so registered or qualified during the period that the Warrants are exercisable. In this event, the Company would be unable to issue Common Shares to those persons desiring to exercise their Warrants unless and until such shares could be qualified for sale in jurisdictions in which such purchasers reside, or an exemption to such qualification exists in such jurisdiction.

     In addition, investors purchasing Warrants in this Offering will not be able to exercise the Warrants unless at the time of exercise this Registration Statement is current and the Common Shares issuable upon exercise of such Warrants have been qualified or deemed to be exempt under the securities laws of the state of residence of the holder of such Warrants. The Company intends to maintain a current prospectus and to use reasonable efforts to cause the Company's Common Shares to be registered in all required jurisdictions. There can be no assurance that such shares can be qualified on or before the exercise date or that the Company will maintain a current prospectus relating thereto until the expiration of the Warrants.

     12. DEPENDENCE ON KEY PERSONNEL. The success of the Company is materially dependent upon the efforts of Robert L. Chioini, the Company's President and Chief Executive Officer, and James J. Connor, the Company's Chief Financial Officer, Secretary and Treasurer. The Company and Mr. Chioini have entered into a three-year employment agreement expiring in February 2000, and the Company maintains a key-man life insurance policy on the life of Mr. Chioini in the amount of $1,000,000. Mr. Connor is employed on an "at-will" basis. If the Company were to lose the services of Mr. Chioini or Mr. Connor, such event could materially and adversely affect the Company's business, financial condition and results of operations. See "Management -- Employment Agreement."

     13. POSSIBLE INSUFFICIENCY OF INSURANCE. As a supplier of medical products, the Company may face potential liability from a person who claims that he or she suffered physical harm as a result of the use of the Company's products. If litigation is initiated because of such alleged harm, the Company may be sued, and regardless of whether it is ultimately determined to be liable, the Company may incur significant legal expenses not covered by insurance. In addition, product liability litigation could damage the Company's reputation and therefore impair its marketing ability. Such litigation could also impair the Company's ability to retain products liability insurance or make such insurance more expensive. The Company maintains products liability insurance in the amount of $5 million per occurrence and $6 million in the aggregate. The Company believes that its current insurance will be sufficient to cover any potential liabilities to the Company arising from its business and operations. There is, however, no assurance that the Company can retain such insurance or that such insurance would be sufficient to protect the Company against liabilities associated with its business. In the event of an uninsured or inadequately insured product liability claim in the future, the Company's business, financial condition and results of operations could be adversely affected.

     14. ABSENCE OF PUBLIC MARKET; ARBITRARY DETERMINATION OF OFFERING
PRICE. Prior to this Offering, there has been no public market for the Company's Common Shares or Warrants and there can be no assurance that a regular trading market will develop for any or all of these Securities upon completion of this Offering. The public offering price for Common Shares and the Warrants and the exercise price of the Warrants have been determined by negotiation between the Company and the Representative and are not necessarily related to the Company's asset value, net worth or other established criteria of value. See "Underwriting."

     15. SUBSTANTIAL DILUTION; PURCHASE OF COMMON SHARES BY INSIDERS AT BELOW OFFERING PRICE. A purchaser in this Offering will experience immediate and substantial dilution of $2.89 per share (approximately 72%) in that the offering price exceeds the net tangible book value of the Company after giving effect to the Offering. The Common Shares held by Messrs. Chioini, Lewis and Xirinachs (collectively, the "Principal Shareholders") were purchased for prices significantly lower than the public offering price. Accordingly, investors in the Offering will bear a disproportionate share of the risk of an investment in the Company. See "Dilution."

     16. VOTING CONTROL; POTENTIAL ANTI-TAKEOVER EFFECT. Upon the completion of this Offering, the officers and directors of the Company will beneficially own approximately 40.5% of the Company's voting shares (41.0% assuming the exercise of options granted to such officers and directors which are exercisable within 60 days of the date of this Prospectus). Accordingly, they may be able to effectively elect all of the directors of the Company and control the Company's affairs. The Company's shareholders do not have the right to cumulative voting in the election of directors. The Board of Directors has the authority, without further approval of the Company's shareholders, to issue shares of preferred stock, no par value per share (the "Preferred Stock"), having such rights, preferences and privileges as the Board of Directors may determine. Any such issuance of Preferred Stock could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company and may adversely affect the rights of holders of Common Shares, including by decreasing the amount of earnings and assets available for distribution to holders of Common Shares and adversely affect the relative voting power or other rights of the holders of the Company's Common Shares. The Company has agreed with the Underwriters that, except for issuances disclosed in or contemplated by this Prospectus, it will not issue any securities, including but not limited to any shares of Preferred Stock, for a period of 24 months following the Effective Date, without the prior written consent of the Underwriters. In addition, the Company is subject to Michigan statutes regulating business combinations, takeovers and control share acquisitions which might also hinder or delay a change in control of the Company. Anti-takeover provisions that could be included in the Preferred Stock when issued and the Michigan statutes regulating business combinations, takeovers and control share acquisitions can have a depressive effect on the market price of the Company's securities and can limit shareholders' ability to receive a premium on their shares by discouraging takeover and tender offer bids. See "Principal Stockholders" and "Description of Securities -- Preferred Stock."

     The Directors of the Company serve staggered three-year terms, and directors may not be removed without cause. The Company's Articles of Incorporation also set the minimum and maximum number of directors constituting the entire Board at three and fifteen, respectively, and require approval of holders of a majority of the Company's voting shares to amend these provisions. These provisions could have an anti-takeover effect by making it more difficult to acquire the Company by means of a tender offer, a proxy contest or otherwise or the removal of incumbent officers and directors. These provisions could delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interests, including those attempts that might result in a premium over the market price for the Common Shares held by the Company's shareholders. See "Description of Securities -- Common Shares."

     17. SHARES ELIGIBLE FOR FUTURE SALE. The Company is unable to predict the effect, if any, that future sales of Common Shares, or the availability of Common Shares for future sales, will have on the market price of the Common Shares from time to time. Sales of substantial amounts of Common Shares (including shares issued upon the exercise of warrants or stock options), or the possibility of such sales, could adversely affect the market price of the Common Shares or Warrants and also impair the Company's ability to raise capital through an offering of its equity securities in the future. Upon completion of the Offering, the Company will have 4,938,750 Common Shares outstanding (assuming no exercise of the Underwriters' Over-Allotment Option, the Warrants, the Bridge Warrants, the Underwriters Warrants and other outstanding options and warrants). Of these shares, the 1,800,000 Common Shares sold in this Offering will be freely tradeable without restriction under the Securities Act, except for any shares purchased by any person who is or thereby becomes an "affiliate" of the Company, which shares will be subject to the resale limitations contained in Rule 144 promulgated under the Securities Act. The remaining 3,138,750 Common Shares outstanding are, and the shares issuable upon exercise of the Bridge Warrants will be "restricted securities" (as that term is defined in Rule 144 promulgated under the Securities Act) which may be publicly sold only if registered under the Securities Act or if sold in accordance with an applicable exemption from registration, such as Rule 144. Officers, directors and other security holders of the Company owning and/or having rights to acquire in the aggregate 3,338,750 Common Shares have entered into agreements (the "Lock-Up Agreements") with the Representative not to sell or otherwise dispose of any securities of the Company, including Common Shares, for a period of 13 months following the Effective Date, without the prior written consent of the Representative, which may be granted or withheld in the sole and absolute discretion of the Representative, subject to an exemption for certain tender offers. Following expiration of the term of the Lock-Up Agreements, 3,138,750 shares will become eligible for resale pursuant to Rule 144, subject to the volume limitations and compliance with the other provisions of Rule 144. Furthermore, the holders of the Underwriters Warrants (including the securities issuable upon exercise thereof) have demand and piggyback registration rights with respect to the Common Shares issuable upon exercise of the Underwriters Warrants and the underlying Warrants, which Common Shares have been registered by the Company on the Registration Statement on Form SB-2 of which this Prospectus is a part. The Company also intends to register the Common Shares issuable upon the exercise of options available under the Company's 1997 Stock Option Plan; which shares will become, upon registration, freely tradeable subject to the Lock-Up Agreements. In addition, the investors in the First Prior Financing and the investors in the Second Prior Financing have piggy-back registration rights with respect to their Common Shares, Bridge Warrants and the underlying Common Shares. These rights have been waived in connection with this Offering, but any future exercise of these rights could involve substantial expense to the Company and may adversely affect the terms upon which the Company may obtain additional financing. Any substantial sale of restricted securities pursuant to Rule 144 or a registration statement may have an adverse effect on the market price of the Common Shares or Warrants. See "Description of Securities -- Registration Rights," "Description of Securities -- Warrants," "Description of Securities -- Prior Financings" and "Underwriting".

     18. OUTSTANDING WARRANTS AND OPTIONS. In addition to the 2,700,000 Warrants to be issued in connection with this Offering (3,105,000 Warrants if the Over-Allotment Option is exercised in full), upon completion of this Offering the Company will sell the Underwriters the Underwriters Warrants to purchase 180,000 Common Shares and 270,000 Warrants. Furthermore, the Company has outstanding Bridge Warrants to purchase an aggregate of 520,000 Common Shares. The Company has also reserved an additional 450,000 Common Shares for issuance upon exercise of options under the Company's 1997 Stock Option Plan, of which options covering an aggregate of 295,000 Common Shares have already been granted. The exercise of warrants or options and the sale of the underlying Common Shares (or even the potential of such exercise or sale) may have a depressive effect on the market price of the Common Shares and the Warrants. Holders of such warrants and options are likely to exercise them when, in all likelihood, the Company could obtain additional capital on terms more favorable than those provided by the options and warrants. Further, while its warrants and options are outstanding, the Company's ability to obtain additional financing on favorable terms may be adversely affected. In addition, exercise of such options would substantially dilute a prospective investor's investment in the Company. See "Underwriting" and "Description of Securities."

     19. EFFECT OF ISSUANCE OF COMMON SHARES. Immediately after the Offering, assuming the Over-Allotment Option is not exercised, the Company will have an aggregate of approximately 10,941,250 Common Shares authorized but unissued and not reserved for specific purposes. All of such shares may be issued without any action or approval by the Company's shareholders. Although there are no present plans, agreements, commitments or undertakings with respect to the issuance of additional shares or securities convertible into any such shares by the Company (other than those currently reserved for issuance), any Common Shares issued would further dilute the percentage ownership of the Company held by the public shareholders. The Company has agreed with the Underwriters that, except for the issuances disclosed in or contemplated by this Prospectus (including issuance of the currently reserved shares), it will not issue any securities, including but not limited to any Common Shares, for a period of 24 months following the Effective Date, without the prior written consent of the Underwriters. See "Underwriting."

     20. ABILITY TO MANAGE GROWTH. If the Company were to experience significant growth in the future, such growth would likely result in new and increased responsibilities for management personnel and place significant strain upon the Company's management, operating and financial systems and resources. To accommodate such growth and compete effectively, the Company must continue to implement and improve its operational, financial, management and information systems, procedures and controls, and to expand, train and manage its personnel. There can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's future operations. Any failure to implement and improve the Company's operational, financial, management and information systems, procedures or controls or to expand, train or manage employees or to manage effectively any actual or expected future growth, could materially and adversely affect the Company's business, financial condition and results of operations. See "Risk Factors -- Dependence on Key Personnel," "Business -- Employees" and "Management -- Directors, Executive Officers and Key Employees."

     21. ABSENCE OF DIVIDENDS ON COMMON SHARES. Since inception, the Company has not paid any cash dividend on its Common Shares and it does not anticipate paying such dividends in the foreseeable future. The payment of dividends by the Company is within the discretion of its Board of Directors and depends upon the Company's earnings, capital requirements, financial condition and requirements, future prospects, restrictions in future financing agreements, business conditions and other factors deemed relevant by the Board. The Company intends to retain earnings, if any, to finance its operations. See "Dividend Policy."

     22. LIMITED UNDERWRITING EXPERIENCE OF THE REPRESENTATIVE. The Representative was organized in March 1995, was first registered as a broker dealer in December 1995, and became a member firm of the NASD in December 1995. The Representative is principally engaged in retail brokerage and market making activities and various corporate finance projects. Although the Representative has acted as a placement agent in private offerings and has participated as a member of the underwriting syndicate or as a selected dealer in five prior public offerings, it only has acted as the lead managing underwriter in two prior public offerings and has co-managed two other public offerings. No assurance can be given that the Representative's lack of experience as a lead managing underwriter of public offerings will not adversely affect the Offering and the subsequent development of a liquid public trading market in the Company's securities. See "Risk Factors -- Representative's Influence on the Market; Possible Limitations on Market Making Activities."

     23. REPRESENTATIVE'S INFLUENCE ON THE MARKET; POSSIBLE LIMITATIONS ON MARKET MAKING ACTIVITIES. A significant number of Common Shares and Warrants may be sold to customers of the Underwriters. Such customers subsequently may engage in transactions for the sale or purchase of such securities through or with the Underwriters or based on the recommendations of the Underwriters. The Company has applied to list the Common Shares and the Warrants on The Nasdaq SmallCap Market. The Representative has indicated that it intends to act as a market-maker and otherwise effect transactions in the Common Shares and Warrants. To the extent the Representative acts as a market-maker in the Common Shares and Warrants, it may exert a dominating influence in the markets for those securities. The prices and liquidity of the Common Shares and Warrants may be significantly affected to the extent, if any, that the Representative participates in such markets. The Representative may discontinue such activities at any time or from time to time. The Representative also has the right to act as the Company's exclusive agent in connection with any future solicitation of holders of Warrants to exercise their Warrants. Applicable rules of the Commission prohibit the Representative and any other soliciting broker-dealers from engaging in any market making activities or solicited brokerage activities with regard to the Common Shares and Warrants for a period of up to five business days prior to the solicitation of the exercise of any Warrants until the later of the termination of such solicitation activity or the termination of any right the Representative may have to receive a fee for the solicitation of the Warrants. As a result, the Representative and such soliciting broker-dealers may be unable to continue to make a market for the Common Shares and the Warrants during certain periods while the Warrants are exercisable. Such a limitation, while in effect, could impair the liquidity and market price of the Common Shares and the Warrants. See "Underwriting."

     24. REPRESENTATIVE'S POTENTIAL INFLUENCE ON THE COMPANY. The Company has agreed that for a period of no less than three years from the Effective Date, the Company will engage a designee, acceptable to the Representative and the Company, to serve as an advisor ("Advisor") to the Company's Board of Directors.

Such Advisor shall be entitled to attend all meetings of the Board of Directors, to receive all notices and other correspondence and communications sent by the Company to the Board of Directors, and to receive compensation equal to the compensation paid to non-employee directors of the Company. The Company has also agreed that, in lieu of the Representative's right to designate an Advisor, the Representative has the right to designate one person for election as a director of the Company and the Company has agreed to use its best efforts to obtain the election of such designee to the Board of Directors. The engagement of such Advisor and/or the election of such designee, if any, to the Company's Board of Directors, may enable the Representative to exert influence on the Company. See "Underwriting."

     25. POSSIBLE VOLATILITY OF STOCK PRICE. The market price of the Company's securities may be highly volatile. Quarterly operating results of the Company; changes in the general conditions in the economy, the financial markets, or the medical products industry; changes in financial estimates by securities analysts or failure by the Company to meet such estimates; litigation involving the Company; actions by governmental agencies; or other developments affecting the Company or its competitors, could cause the market price of the Company's securities to fluctuate substantially. In particular, the stock market may experience significant price and volume fluctuations which may affect the market price of the Company's securities for reasons that are unrelated to the Company's operating performance and that are beyond the Company's control.

     In connection with this Offering, the Underwriters and selling group members and their respective affiliates may engage in stabilizing, syndicate short covering transactions, or other transactions during the offering that may stabilize, maintain or otherwise affect the market price of the Common Shares and Warrants. Stabilization transactions, effected in accordance with Rule 104 of Regulation M, are bids for or purchases of Common Shares or Warrants for the purpose of preventing or retarding a decline in the market price of the Common Shares or Warrants or all of them to facilitate the Offering. The Underwriters also may create a short position for their accounts by selling more Common Shares or Warrants in connection with the Offering than they are committed to purchase from the Company, and in such case may purchase Common Shares or Warrants in the open market to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position by exercising the Over-Allotment Option. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Shares and Warrants at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken they may be discontinued at any time. The Underwriters and selling group members may engage in such transactions from the effective date of the Registration Statement of which this Prospectus is a part to the closing date of the Offering. The Underwriters do not intend to provide notice to shareholders of the discontinuation of such transactions.

     26. LIMITED MARKETING CAPABILITY; DEPENDENCE ON SALES REPRESENTATIVES AND DISTRIBUTORS. The Company intends to market its products through its own employees and to retain independent sales representatives and distributors. The Company has only limited experience in the development and marketing of medical products, and its direct sales force consists of only one person. The Company is substantially dependent on its independent sales representatives and distributors to generate sales. Failure of independent sales representatives and distributors to market, promote and sell the Company's products would have an adverse affect on the Company's business, financial condition and results of operations.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,800,000 Common Shares and 2,700,000 Warrants offered by this Prospectus (after deducting underwriting commissions and discounts and estimated offering expenses) are estimated to be approximately $5,948,000 ($6,934,000 if the Over-Allotment Option is exercised in full) at the assumed public offering price of $4.00 per Common Share and $.10 per Warrant. The Company expects to use the net proceeds of the Offering as follows:

                                                                    APPROXIMATE          APPROXIMATE
                                                                   DOLLAR AMOUNT         PERCENTAGE
                                                                   -------------         -----------
Purchase of Equipment(1)..................................          $1,800,000              30.3%
Redemption of Series A Preferred Stock(2).................          $1,158,187              19.5%
Payment of Accounts Payable and Accrued Expenses..........          $1,098,800              18.4%
Repayment of Indebtedness(3)..............................          $  217,200               3.7%
Working Capital(4)........................................          $1,673,813              28.1%
                                                                    ----------              ----
                                                                    $5,948,000               100%
                                                                    ==========              ====

------------------
(1) Consists primarily of additional production equipment and supplies necessary to increase the Company's production capacity and to produce and package liquid bicarbonate, a product which the Company has recently obtained clearance from the FDA to manufacture and distribute. Also includes the purchase and/or lease of additional tractor-trailers to expand the Company's transportation capabilities to accommodate the Company's expected sales growth. The Company has no commitments to date for the purchase of any such equipment.

(2) The Series A Preferred Stock was issued in partial payment of the deferred purchase price for the Predecessor Company. See "Certain Transactions -- Acquisition of Business of Predecessor Company." Holders of Series A Preferred Stock are entitled to receive, out of funds legally available for the payment of dividends, cumulative cash dividends in the amount of $0.085 per share per year (prorated for partial years) accruing from June 1, 1997. The redemption price for the Series A Preferred Stock equals $1.00 per share plus accumulated and unpaid dividends on the redemption date. In accordance with the terms of the asset purchase agreement (the "Asset Purchase Agreement") entered into by the Company with the Predecessor Company and its owners, the parties to the Asset Purchase Agreement have agreed to reduce the purchase price paid by the Company for the Predecessor Company's business by $320,749 based on a provision in the Asset Purchase Agreement which provides that the purchase price for the Predecessor Company's business would be reduced on a dollar for dollar basis to the extent the net worth of the Predecessor Company at the closing of the acquisition was below a target amount set forth in the Asset Purchase Agreement. The Supply Company has surrendered to the Company for cancellation 320,749 shares of Series A Preferred Stock in payment of such purchase price reduction. The Company does not have any obligation to pay any accrued dividends on such cancelled shares. The amount shown represents the estimated redemption price at January 30, 1998 of the remaining 1,095,915 shares of Series A Preferred Stock. Upon completion of the Offering, the Company expects that it will redeem the Series A Preferred Stock on January 30, 1998. See "Description of Securities -- Series A Preferred Stock."

(3) In November 1997, the Company obtained a loan in the amount of $100,000 from Michael J. Xirinachs, a founder of the Company and a Director of the Company, bearing interest at the rate of 24% per annum, and requiring repayment on February 11, 1998. The Company has also obtained a loan from Karen Bagley in the amount of $100,000, which bears interest at the rate of 24% per annum and is due and payable full upon demand. Upon completion of this Offering, the Company will use a portion of the net proceeds of the Offering to repay the expected outstanding balance owing on each of these loans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

(4) Includes working capital and other ongoing selling, general and administrative expenses. See the Consolidated Financial Statements as of, and for the period ended September 30, 1997, included elsewhere in this Prospectus, for information about the Company's current working capital needs (including accounts payable and accrued expenses) and ongoing selling, general and administrative expenses.

     The foregoing represents the Company's best estimate of its allocation of the net proceeds of the Offering based upon the current state of its business development and management estimates of current industry conditions. The net proceeds may be reallocated among the categories set forth above or otherwise in response to, among other things, changes in the Company's business plans, future revenues and expenses and industry, regulatory or competitive conditions. The amount and timing of expenditures will vary depending on a number of factors, including changes in the Company's contemplated operations or business plans and changes in economic and industry conditions. Any such shifts will be at the discretion of the Board of Directors and Officers of the Company.

     Pending such uses, the net proceeds of the Offering are expected to be invested in U.S. Government Securities or deposited in federally insured accounts of banks or money market accounts of other financial institutions, or invested in short-term, investment-grade, interest-bearing investments or other similar short-term investments.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company (i) as of September 30, 1997, (ii) on an as adjusted basis after giving effect to the issuance and sale of the 1,800,000 Common Shares and the 2,700,000 Warrants in the Offering at the assumed public offering price of $4.00 per Common Share and $.10 per Warrant, the application of the estimated net proceeds of $5,948,000 thereof, and the issuance of 123,750 Additional Shares. The information set forth below should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                       AT SEPTEMBER 30, 1997
                                                                   -----------------------------
                                                                     ACTUAL          AS ADJUSTED
                                                                     ------          -----------
Series A Preferred Stock, $1.00 par value, 1,416,664 shares
  authorized; 1,095,915 shares issued and outstanding at
  September 30, 1997 and no shares issued and outstanding,
  as adjusted(1)............................................       $ 1,095,915                --
Shareholders' equity:
  Preferred Stock, no par value, no shares issued and
     outstanding at September 30, 1997 or as adjusted.......                --                --
  Common Shares, no par value, 20,000,000 shares authorized;
     3,015,000 shares issued and outstanding at September
     30, 1997; and 4,938,750 shares issued and outstanding,
     as adjusted(2).........................................         2,524,847       $ 8,472,847
                                                                   -----------       -----------
  Accumulated Deficit(3)....................................        (1,524,934)       (1,524,934)
                                                                   -----------       -----------
  Total Shareholders' Equity................................           999,913         6,947,913
                                                                   -----------       -----------
  Total Capitalization......................................       $ 2,095,828       $ 6,947,913
                                                                   ===========       ===========

------------------
(1) Pursuant to the terms of the Asset Purchase Agreement, 320,749 shares of the 1,416,664 shares of Series A Preferred Stock originally issued to the Supply Company were surrendered to the Company for cancellation in payment of a $320,749 reduction in the purchase price for the Predecessor Company's business. Upon cancellation of such shares, the Company had no obligation to pay any accrued dividends on such cancelled shares.

(2) Includes (i) on a pro forma basis, the 123,750 Additional Shares to be issued to the investors in the First Prior Financing. Excludes, (ii) 520,000 Common Shares issuable upon exercise of the Bridge Warrants, (iii) 450,000 Common Shares reserved for issuance under the Company's 1997 Stock Option Plan, of which options to acquire an aggregate of 295,000 Common Shares have been granted and remain outstanding, (iv) 2,700,000 Common Shares reserved for issuance upon exercise of the Warrants, and (v) 450,000 Common Shares reserved for issuance upon exercise of the Underwriters Warrants and upon exercise of the 270,000 underlying Warrants. See "Description of Securities" and "Underwriting."

(3) Management believes the accumulated deficit has continued to increase during the fourth quarter ending December 31, 1997.

                                    DILUTION

     Dilution represents the difference between the initial public offering price paid by the purchasers in the Offering and the net tangible book value per share immediately after the completion of the Offering. The net tangible book value (deficit) of the Company as of September 30, 1997, was ($691,438), or ($.23) per Common Share, based on 3,015,000 Common Shares outstanding. Net tangible book value (deficit) per share is equal to the Company's total tangible assets (total assets less intangible assets) less its total liabilities, divided by the number of Common Shares outstanding. After giving effect to the sale of the 1,800,000 Common Shares and the 2,700,000 Warrants offered hereby at an assumed initial public offering price of $4.00 per Common Share and $.10 per Warrant, and the application of the estimated net proceeds therefrom as described under "Use of Proceeds", the pro forma as adjusted net tangible book value of the Company at September 30, 1997 would have been $5,474,616, or $1.11 per share, based on 4,938,750 Common Shares outstanding after this Offering (including the Additional Shares to be issued to investors in the First Prior Financing). This represents an immediate increase of $1.34 per share in an adjusted net tangible book value to existing shareholders and immediate dilution of $2.89 per share from the assumed public offering price to the new investors purchasing Units in the Offering. Dilution per share represents the difference between the public offering price and the pro forma net tangible book value per share after the Offering. The following table illustrates the per share dilution to the new investors:

     Assumed initial public offering price per share.............              $4.00
     Net tangible book value (deficit) per share before the
       Offering..................................................    $ (.23)
     Increase per share attributable to new investors............      1.34
                                                                     ------
     Pro forma net tangible book value per share after the
       Offering..................................................               1.11
                                                                               -----
     Dilution per share to new investors.........................              $2.89
                                                                               =====

     The following table sets forth the difference between (i) the current shareholders who are promoters, officers, directors or beneficial owners of 5% or more of the outstanding Common Shares ("Insiders"), (ii) the other present shareholders, and (iii) the new investors, with respect to the number of shares purchased from the Company, the total consideration paid (other than services) and the average price per share (assuming no exercise of the Warrants or any other outstanding options or warrants):

                                    SHARES       PERCENT OF     CONSIDERATION     PERCENT OF TOTAL     AVERAGE PRICE
                                   PURCHASED    TOTAL SHARES        PAID         CONSIDERATION PAID      PER SHARE
                                   ---------    ------------    -------------    ------------------    -------------
Insiders.......................    2,000,000        40.5%        $    1,000                *                  **
Other present
  shareholders(1)..............    1,138,750        23.1%         2,797,500             28.0%              $2.46
New Investors..................    1,800,000        36.4%         7,200,000             72.0%              $4.00
                                   ---------       -----         ----------           ------               -----
     Total.....................    4,938,750       100.0%        $9,998,500            100.0%              $2.02
                                   =========       =====         ==========           ======               =====

------------------
 *  Less than one percent.

**  Less than $.01.

(1) Includes 123,750 Additional Shares to be issued to investors in the First Prior Financing. See "Description of Securities -- Prior Financings."

The foregoing assumes no exercise of the 155,000 options (reserved) and 3,965,000 warrants and options (outstanding) to purchase Common Shares at the closing of this Offering (see "Description of Securities"). In the event such options and warrants are exercised, investors in this Offering may experience further dilution.

                                DIVIDEND POLICY

     The payment of dividends by the Company is within the discretion of its Board of Directors and depends in part upon the Company's earnings, capital requirements, financial condition and requirements, future prospects, restrictions in future financing agreements, business conditions and other factors deemed relevant by the Board. Since its inception, the Company has not paid any cash dividends on its Common Shares and does not anticipate paying such dividends in the foreseeable future. The Company intends to retain earnings, if any, to finance the development and expansion of its operations.

               MANAGEMENT'S DISCUSSIONS AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company was formed for the purpose of acquiring substantially all the assets of Rockwell Medical Supplies, L.L.C., and a related entity, Rockwell Transportation, L.L.C. The Company acquired the Predecessor Company on February 19, 1997 for an adjusted purchase price of approximately $2.1 million. Pursuant to the Asset Purchase Agreement, the purchase price for the Predecessor Company's business was reduced by $320,749 based on a provision in the Asset Purchase Agreement which provides that the purchase price for the Predecessor Company's business would be reduced on a dollar for dollar basis to the extent that the net worth of the Predecessor Company at the closing of the acquisition was below a target amount set forth in the Asset Purchase Agreement.

     The purchase price was financed with an initial cash payment to the Predecessor Company of $150,000, a cash payment of approximately $375,000 to NBD Bank to discharge the Predecessor Company's obligation under a loan arrangement, and a $1.9 million note payable to the Predecessor Company. The Company funded the initial cash payments of $525,000 with a portion of the proceeds of a private placement of the Company's Common Shares (the "First Prior Financing"). See "Description of Securities -- Prior Financings." The balance of the $1.2 million in net proceeds raised in the First Prior Financing was used to fund the Company's net losses and capital equipment purchases.

     In May through July, 1997, the Company sold an aggregate of 26 units, each unit consisting of 20,000 Common Shares and 20,000 Bridge Warrants for a purchase price of $60,000 per unit, or an aggregate of $1,560,000 (the "Second Prior Financing"). The net proceeds of the Second Prior Financing were approximately $1,248,000, of which $500,000 were used to reduce the obligation under the note payable to the Predecessor Company. The balance was used to fund the Company's net losses and for capital equipment expenditures. The remaining balance of $1,416,664 under the note payable to the Predecessor Company was converted into 1,416,664 shares of Series A Preferred Stock. As described elsewhere in this Prospectus, 320,749 shares of Series A Preferred Stock were surrendered to the Company and cancelled to effect a $320,749 reduction in the purchase price for the Predecessor Company's business.

     In July 1997, the Company obtained a loan from Karen Bagley in the principal amount of $100,000 to pay employee salaries and other accrued expenses. The loan bears interest at an annual rate of 24% and is payable in full, including accrued interest, on a demand basis. Karen Bagley is the wife of Patrick Bagley, whose firm serves as legal counsel to the Company on certain matters and also to Mr. Robert L. Chioini in a personal capacity. The Company intends to repay the loan with a portion of the net proceeds of the Offering. See "Use of Proceeds" and "Certain Transactions -- Related-Party Loan."

     In November 1997, the Company obtained a $100,000 loan from Michael J. Xirinachs, a founder of the Company and a Director of the Company. The loan bears interest at the rate 24% per annum and matures on February 11, 1998. The Company intends to repay the loan with a portion of the net proceeds of the Offering. See "Use of Proceeds" and "Certain Transactions -- Shareholder Loans."

RESULTS OF OPERATIONS

     During the period from October 25, 1996 (date of inception) through September 30, 1997, sales were approximately $2.3 million. Sales of hemodialysis solutions, primarily acid concentrate (56% of sales), and bicarbonate powder (20% of sales), accounted for the majority of product sales with other ancillary products accounting for 16% of total sales. Revenue generated from the Company's trucking subsidiary from trucking services provided to non-affiliated third parties was approximately $175,000 and accounted for approximately 8% of total sales. The Company anticipates this product mix may change in the future as new products are included in the Company's product line and as the Company increases its revenue from "back-hauling" operations. Export sales represent 18% of total sales, primarily in the hemodialysis solutions product line.

     The Company incurred a gross deficit of $391,000 for the period ended September 30, 1997. Material costs comprised 43% of total costs of sales. Prices of raw materials have remained stable over the period and management does not believe that significant changes will occur in the foreseeable future. Management believes that there is an opportunity to reduce material costs through more efficient scheduling of production. This will enable the Company to plan material procurements in a more efficient manner and eliminate low lead time requirements at potentially reduced prices. Costs required to convert raw materials to finished goods for sale (principally labor and manufacturing related overhead) comprised 31% of costs of sales. Scheduling inefficiencies, low production volumes, and one-time start-up costs contributed to what management believes are higher costs than management anticipates will be experienced in the future.

     Distribution costs were 26% of total costs of sales. These costs are incurred by the Company's wholly owned subsidiary Rockwell Transportation Inc. Management has enacted plans to reduce such costs as a percentage of total revenue by more effectively utilizing its transportation equipment and by generating additional third party revenue on "back-haul" routes.

     Selling, General and Administrative costs of $1,059,245, or 46% of sales, for the period include $350,000 of professional fees relating to financial consulting matters. Officer and employee salaries and benefits of $281,000 and amortization of goodwill of $118,000 comprise the majority of the selling, general and administrative costs. The Company anticipates these costs will increase commensurate with future sales growth.

     The Company has reported losses for the period ended September 30, 1997 and thus has not recorded a federal, state or local tax provision.

PLAN OF OPERATION

     During the next 12 months the Company plans to continue to manufacture and distribute hemodialysis concentrates and dialysis kits and distribute other hemodialysis products to hemodialysis providers. The Company intends to take advantage of the increasing number of hemodialysis providers and patients (see "Business -- General") and to implement its strategies of acting as a single source supplier, increasing revenue by selling new products and obtaining additional "back-haul" revenue from its trucks and offering a high level of customer service (see "Business -- Strategy") to attempt to increase its sales and market share. No assurance can be given, however, that the Company's sales or market share will increase. See "Risk Factors -- Competition."

     If the Company's sales volumes increase, it expects to add additional production and administrative employees and truck drivers (see "Business -- Employees") and it expects to expand its facilities and acquire additional laboratory and production equipment. The Company also expects that it will need cash over the next 12 months (i) to redeem the Series A Preferred Stock, (ii) to fund operating losses, and (iii) for working capital and other ongoing selling, general and administrative expenses. The Company believes that cash from operations together with the net proceeds of this Offering will be sufficient to sustain the Company's operations at budgeted levels and its needs for liquidity for at least the next 12 months.

     During the period from February 20, 1997 to September 30, 1997, the Company experienced a negative gross margin of approximately $391,000. During this period the Company incurred $286,000 expenses from its trucking operations over the cost that the Company estimates it would have incurred had it used common carriers to deliver its products. Approximately $464,000 of cost of sales was attributable primarily to overhead costs associated with the Company's manufacturing operations.

     In order to improve the Company's operating margin to a break-even point, the Company must (i) increase its revenue from manufacturing operations to approximately $6.0 million per year, (ii) achieve certain planned operating efficiencies in its manufacturing operations, (iii) obtain additional revenue from its trucking operations sufficient to cover the additional costs of such operations by contracting for its trucks to act as common carriers during their return to the Company's manufacturing facility after a delivery of the Company's products, and (iv) improve the operating efficiencies of the Company's trucking operations. If the Company is not successful in increasing its revenue from the sale of hemodialysis concentrates and other ancillary products while achieving certain planned operating efficiencies, the Company's gross margin will likely remain negative. Also, as the Company expands its trucking operations, its ability to generate

"back-haul" revenue is likely to lag behind the cost increases associated with such expansion. In addition, if the Company is not successful in improving the operating efficiencies of its trucking operations or if the Company's strategy of obtaining additional "back-haul" revenue for its trucks to offset the additional costs of maintaining its leased trucks versus using common carriers is not successful, the Company may have to abandon its strategy of using its leased trucks to deliver its products to customers. The Company does not believe that this action, including terminating these operating leases, would have a material effect on its financial condition; however, the Company is unable to predict what effect, if any, such change would have on the Company's customers and the ability of the Company to successfully market its products. Even if the Company were to be successful in generating a positive gross margin, the Company will require significant additional revenue growth to fund the Company's existing and anticipated selling, general and administrative expenses and interest expense. No assurance can be given that the Company will be able to increase sales in a sufficient amount to cover such expenses, or that such expenses will not increase in the future. See "Risk Factors -- Continuing Losses; Accumulated Deficit; Negative Gross Margins."

NEW ACCOUNTING PRONOUNCEMENTS

     In March 1997, the FASB issued SFAS No. 128, "Earnings per Share." This Statement establishes standards for computing and presenting earnings per share ("EPS") and applies to all entities with publicly-held common shares or potential common shares. This Statement replaces the presentation of primary EPS and fully-diluted EPS with a presentation of basic EPS and diluted EPS, respectively. Basic EPS excludes dilution and is computed by dividing earnings available to common shareholders by the weighted-average number of common shares outstanding for the period. Similar to fully diluted EPS, diluted EPS reflects the potential dilution of securities that could share in the earnings. This Statement is not expected to have a material effect on the Company's reported EPS amounts. The Statement is effective for the Company's financial statements for the year ending December 31, 1997.

                                    BUSINESS

GENERAL

     Rockwell Medical Technologies, Inc. manufactures hemodialysis concentrates and dialysis kits, and sells, distributes and delivers such concentrates and dialysis kits, as well as over 120 other hemodialysis products, to hemodialysis providers in the United States. Hemodialysis is a process which is able to duplicate kidney function in patients whose kidneys have failed to function properly. Without properly functioning kidneys, the patient's body cannot rid itself of excess water and waste products nor regulate the amount of electrolytes in the patient's blood. Without hemodialysis, these patients would die.

INDUSTRY BACKGROUND

     Hemodialysis patients are classified into three categories: (i) "end stage renal disease patients," which are those patients who must have hemodialysis treatments for the remainder of their lives or until they receive a successful kidney transplant, (ii) "chronic patients," which are those patients who do not currently require hemodialysis treatments but are suffering a gradual and progressive loss of kidney function which typically progresses to "end stage renal disease" requiring hemodialysis treatments, and (iii) "acute patients," which are those patients who have suffered a rapid and sudden loss of kidney function and require only temporary hemodialysis until their kidneys begin to function properly again. In 1996, there were an estimated 216,000 end stage renal disease patients according to the U.S. Department of Health and Human Services ("DHHS"). In addition, an estimated 250,000 persons in the United States suffer acute renal failure each year. Most patients undergoing hemodialysis treatment generally receive three treatments per week or 156 treatments per year, although the amount of weekly treatments may vary.

     A hemodialysis provider such as a hospital or a free standing clinic uses hemodialysis stations to treat patients. A hemodialysis station contains a dialysis machine that takes a concentrate solution and certain chemical powders, such as the Company's solutions and powders, and accurately dilutes them with purified water. The resulting solution, known as dialysate, is then pumped through a device known as an artificial kidney (dialyzer), while at the same time the patient's blood is pumped through a membrane within the dialyzer. Excess water and chemicals from the patient's blood pass through the membrane and are carried away in the dialysate while certain chemicals in the dialysate penetrate the membrane and enter the patient's blood to maintain proper chemical levels in the body. Dialysate generally contains dextrose, sodium, calcium, potassium, magnesium, chloride and acetic acid. The patient's physician prescribes the formula required for each patient based on each particular patient's needs, although most patients receive one of eight common formulations.

     In addition to using concentrate solutions and chemical powders (which must be replaced for each use by each patient), a dialysis station also requires various other ancillary products such as dialysis on-off kits, sterile subclavian dressing change trays, arterial and venous blood tubing lines, fistula needles, intravenous administration sets, transducer protectors, dialyzers and over 120 other ancillary products, all of which the Company sells.

INDUSTRY TRENDS

     Hemodialysis patients generally receive their treatment at hospitals or independent hemodialysis providers. According to the DHHS, since 1973 the total number of hemodialysis providers in the United States has more than quintupled from 606 in 1973 to over 3,082 in December 1996. Independent providers comprised 2,212 of such providers and hospitals comprised 746 of such providers. The Company currently supplies over 220 hemodialysis providers in 18 states across the United States. The number of patients receiving hemodialysis has also grown substantially in recent years. According to the DHHS, in 1985, there were approximately 68,390 patients receiving hemodialysis treatments in the United States. It is estimated by the DHHS that in 1996 over 216,000 patients received hemodialysis treatments. According to the DHHS, from 1985 to 1996, the number of hemodialysis stations, which are areas equipped to provide adequate and safe dialysis therapy, grew from 17,845 stations to 45,244 stations.

STRATEGY

     The Company's objective is to increase its market share in the expanding hemodialysis market and improve profitability by implementing the following strategies:

          - Acting as a Single Source Supplier. By continuing to offer over 120 different products used by hemodialysis providers, the Company has positioned itself as a "one-stop-shop" to its customers for the concentrates, chemicals and supplies necessary to support a hemodialysis operation. Some of the Company's competitors for concentrates do not offer a full line of hemodialysis products, requiring customers to do business with a number of suppliers in order to purchase necessary supplies. The Company has entered into agreements with ancillary product manufacturers, which allow the Company to be a "full-line" supplier of hemodialysis products.

          - Increasing Revenue through Sales of New Products and Increased "Back-Haul" Revenue. The Company intends to manufacture and/or distribute additional hemodialysis products not currently offered by the Company, which products may offer opportunities to earn higher profit margins than some of the Company's existing products (based on current selling prices in the marketplace and the Company's estimated costs to produce such products). For example, the Company recently obtained a 510(k) approval from the FDA to market liquid bicarbonate, a product used primarily by acute care hemodialysis providers and certain chronic care providers. The Company intends to install a production line to manufacture liquid bicarbonate, although no assurance can be given that the Company will be successful in establishing a production line for such product or that the Company can successfully market such product. In addition, the Company intends to pursue additional contracts for its trucks to act as common carriers for third parties during their return to the Company's manufacturing facility after a delivery of the Company's products.

          - Offering a Higher Level of Customer Service. By using its own delivery vehicles and drivers, the Company believes that it can offer a higher level of customer service to hemodialysis providers than if it relied primarily on the use of common carriers to distribute its products. However, if the Company is not successful in improving the operating efficiencies of its trucking operations or implementing its strategy of obtaining additional "back-haul" revenue to cover the additional costs associated with maintaining a fleet of trucks as opposed to using common carriers, the Company may be forced to abandon this strategy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Plan of Operation" and "-- Trucking Operations."

     In addition, the Company employs experienced personnel to operate its manufacturing plant and has purchased "state-of-the-art" laboratory and manufacturing equipment.

PRODUCTS

     The Company manufactures hemodialysis concentrates and dialysis kits, and sells, distributes and delivers such products, as well as a full line of over 120 ancillary hemodialysis products to hemodialysis providers located in 18 states in the United States. Through the Company's wholly-owned subsidiary, Rockwell Transportation, Inc., the Company leases and operates a fleet of nine tractor-trailers which it uses to deliver its products to customers.

     On June 16, 1997, the Company obtained 510(k) clearance from the FDA to market liquid bicarbonate, a product used primarily by acute care hemodialysis providers and certain chronic care providers. Upon completion of the Offering, the Company intends to acquire and install equipment necessary to manufacture and package liquid bicarbonate and to market such product. No assurance can be given that the Company will be successful in establishing a production line for liquid bicarbonate or that the Company can successfully market such product on a profitable basis. See "Use of Proceeds."

TRUCKING OPERATIONS

     The Company's wholly-owned subsidiary, Rockwell Transportation, Inc., directly delivers substantially all of the products the Company sells through a fleet of nine tractor-trailers that the Company leases from a truck leasing company pursuant to a two-year lease. The Company currently employs nine drivers to operate its truck fleet, one dispatcher and one person to manage its trucking operations. The Company's hemodialysis concentrates are generally packaged in 55 gallon re-usable drums weighing approximately 580 pounds each. The Company's drivers perform services for customers that are generally not available from common carriers, such as stock rotation, non-loading-dock delivery and drum pump-offs, which require the driver to pump hemodialysis concentrates from the 55 gallon drums into larger holding tanks within the hemodialysis clinic. The Company's main competitors generally use common carriers for delivery of their products. The Company believes it offers a high level of service to its customers through the use of its own delivery vehicles and drivers.

     As a result of using its own fleet of delivery trucks to deliver its products, the Company's transportation costs have been approximately twice the cost of hiring common carriers to deliver products. The Company believes that it can offset such higher costs by contracting with third parties for its trucks to act as common carriers during their return to the Company's manufacturing facility after a delivery of concentrates and other products. In March 1997, the Company hired an experienced manager to manage its trucking operations and to develop and implement a plan to improve the operating efficiencies of the trucking operations and to begin soliciting "back-haul" revenue. Although the Company has been successful in generating back-haul revenue, to date the Company has not generated a sufficient volume of such back-haul revenue to cover the additional costs associated with the Company's trucking operations. If the Company were unsuccessful in obtaining sufficient revenue to cover the additional costs associated with using its own trucks for deliveries, the Company may consider abandoning its strategy of using its own trucks, and hire common carriers or make other arrangements to deliver its products. The Company is unable to predict what effect, if any, such change in strategy would have on the Company's customers, or on its ability to market its products. Additionally, as the Company's business expands, the Company may expand its fleet of delivery trucks to accommodate such increased business. If the Company expands its fleet of trucks, the amount of "back-haul" revenue that will be necessary to cover the excess costs of maintaining such fleet will also increase.

     Under the terms of the Company's leasing arrangement with its truck leasing company, the leasing company performs the maintenance necessary to keep the trucks in good operating condition and is reimbursed by the Company for such maintenance. The Company's trucking operations are and will continue to be subject to various state and federal regulations, which if changed or modified, could adversely affect the Company's business, financial condition and results of operations.

SALES AND MARKETING

     The Company sells its products to hemodialysis providers through two independent sales representative companies, one direct salesperson employed by the Company and two independent distributors. The independent sales representative companies are paid on a commission only basis and are responsible for paying their own expenses. The Company's direct salesperson is an employee of the Company and is paid a salary plus a commission. In addition, the Company sells its products to hemodialysis distributors who employ their own sales force to sell products purchased from the Company.

     In addition to selling products in the United States, the Company has, from time to time, sold hemodialysis products for use at clinics located in Venezuela. Such sales have been obtained in a competitive bidding process, and no assurance can be given that the Company will be successful in obtaining such sales in the future. For the period from February 20, 1997 to September 30, 1997, sales of the Company's products for use at clinics in Venezuela accounted for approximately 18% of the Company's total sales during such period. Such sales consisted of acetate concentrate. The Company sells such products primarily to several Miami-based distributors, who then sell the products to the government of Venezuela through a competitive bidding process. Since June 1997, the Company has not obtained commitments for future sales from such distributors, and the Company cannot predict when, if ever, the Company will obtain additional commitments for sales to the Venezuelan market.

COMPETITION

     Other than the Company, there are currently three other major suppliers of concentrates and/or ancillary products used by hemodialysis clinics. The other major suppliers of hemodialysis products are Gambro Healthcare ("Gambro"), which supplies concentrates and blood tubing and also owns clinics which treat approximately 22,000 hemodialysis patients (assuming completion of the recently announced acquisition of Vivra Renal Care, Inc. by Gambro), Fresenius Medical Care, Inc. ("Fresenius"), which supplies concentrates, blood tubing, ancillary products and also owns clinics which treat approximately 44,000 hemodialysis patients, and Renal Systems (a division of Minntech Corporation), which supplies concentrates and renalin, a specialty product used to sterilize dialyzer machines, but does not carry a wide line of hemodialysis products.

     Two of the Company's major competitors, Gambro and Fresenius, own and operate a substantial number of hemodialysis clinics which compete for patients in the same markets as the providers and hospitals to which they sell hemodialysis products. Although the Company believes that its business strategies provide it with competitive advantages over each of its three major competitors, each of such competitors is a more established company with substantially greater financial, technical, manufacturing, marketing, research and development and management resources than those of the Company and well established reputations, customer relationships and marketing and distribution networks. The Company believes that many of the Company's products are commodities, including its concentrates, and therefore, believes that price, customer service and convenience are the principal competitive factors in the hemodialysis products industry. There can be no assurance that the Company will be able to compete successfully in the future. See "Risk Factors -- Competition."

QUALITY ASSURANCE/CONTROL

     To assure quality and consistency of the Company's concentrates, the Company conducts rigorous testing during the manufacturing process. Once a batch of product is mixed, the Company's in-house quality control laboratory conducts tests to verify that the chemical properties of the mix match the specifications required by the particular customer. Upon verification that the batch meets the specifications, the Company packages concentrates into either one-gallon containers or 55-gallon drums. The Company further tests packaged concentrate samples at the beginning and end of each production run to assure product consistency during the filling process. Once the packaged product passes the final tests, the product is released for shipment.

     The Company has purchased new testing equipment it believes to be "state-of-the-art" in order to assure quality and consistency in the manufacture of its concentrates. The equipment allows the Company to analyze the materials used in the hemodialysis concentrate manufacturing process, to assay and adjust the in-process hemodialysis concentrate, and to assay and certify that the finished products are within the chemical and biological specifications required by the clinics. In addition, the Company's testing equipment allows it to reduce the costs of performing necessary tests while improving the accuracy of such tests. The Company also has been able to reduce the amount of labor and maintenance necessary to perform such tests and maintain the equipment.

     The Company's quality assurance department is managed by Ruth E. Homsher, Ph.D., manager of the Quality Control Laboratory. Dr. Homsher is directly responsible for all testing procedures, validation techniques and related customer quality issues. For a description of Dr. Homsher's background, see "Management."

GOVERNMENT REGULATION

     The testing, manufacture and sale of the Company's hemodialysis concentrates and the ancillary products distributed by the Company are subject to regulation by numerous governmental authorities, principally the FDA and corresponding state and foreign agencies. Pursuant to the FDA Act, and the regulations promulgated thereunder, the FDA regulates the preclinical and clinical testing, manufacture, labeling, distribution and promotion of medical devices. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing clearances or approvals and criminal prosecution.

     A medical device may be marketed in the United States only with prior authorization from the FDA unless it is subject to a specific exemption. Devices classified by the FDA as posing less risk than class III devices are categorized as class I (general controls) or class II (general and specific controls) and are eligible to seek "510(k) clearance." Such clearance generally is granted when submitted information establishes that a proposed device is "substantially equivalent" in intended use to a class I or II device already legally on the market or to a "preamendment" class III device (i.e., one that has been in commercial distribution since before May 28, 1976) for which the FDA has not called for PMA applications. The FDA in recent years has been requiring a more rigorous demonstration of substantial equivalence than in the past, including requiring clinical trial data in some cases. For any devices that are cleared through the 510(k) process, modifications or enhancements that could significantly affect safety or effectiveness, or constitute a major change in the intended use of the device, will require new 510(k) submissions. The Company believes that it now usually takes from one to four months from the date of submission to obtain 510(k) clearance, but it can take substantially longer. The Company's hemodialysis concentrates, liquid bicarbonate and other ancillary products are categorized as class II devices.

     A device requiring prior marketing authorization that does not qualify for 510(k) clearance is categorized as class III, which is reserved for devices classified by FDA as posing the greatest risk (e.g., life-sustaining, life-supporting or implantable devices), or devices that are not substantially equivalent to a legally marketed class I or class II device. A class III device generally must receive approval of a PMA application, which requires proving the safety and effectiveness of the device to the FDA. The process of obtaining PMA approval is expensive and uncertain. The Company believes that is usually takes from one to three years after filing, but it can take longer.

     If human clinical trials of a device are required, whether for a 510(k) submission or a PMA application, and the device presents a "significant risk," the sponsor of the trial (usually the manufacturer or the distributor of the device) will have to file an investigational device exemption ("IDE") application prior to commencing human clinical trials. The IDE application must be supported by data, typically including the results of animal and laboratory testing. If the IDE application is approved by the FDA and one or more appropriate Institutional Review Boards ("IRBs"), human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a "nonsignificant risk" to the patient, a sponsor may begin the clinical trial after obtaining approval for the study by one or more appropriate IRBs without the need for FDA approval.

     Any devices manufactured or distributed by the Company pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA and certain state agencies. Manufacturers of medical devices for marketing in the United States are required to adhere to applicable regulations setting forth detailed GMP requirements, which including testing, control and documentation requirements. The FDA has recently finalized changes to the GMP regulations that will likely increase the cost of compliance with GMP requirements. Manufacturers and distributors must also comply with Medical Device Reporting ("MDR") requirements that a firm report to the FDA any incident in which its product may have caused or contributed to a death or serious injury, or in which its product malfunctioned and, if the malfunction were to recur, it would be likely to cause or contribute to a death or serious injury. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses.

     The Company is subject to routine inspection by the FDA and certain state agencies for compliance with GMP requirements and other applicable regulations. The Company also is subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances.

     The Supply Company received 510(k) clearance from the FDA to market hemodialysis concentrate solutions and powders on March 1, 1996. Such 510(k) clearance was assigned to the Company on

February 19, 1997, in connection with the purchase of the Predecessor Company. In addition, the Company received 510(k) clearance from the FDA to market liquid bicarbonate on June 16, 1997. The Company's retention of such 510(k) clearances is also dependent upon its compliance with the FDA Act and related laws and regulations, including GMP regulations. There can be no assurance that the Company will maintain its 510(k) authority from the FDA to manufacture and distribute its products. Failure to do so could result in the need to cease manufacturing and/or distributing the Company's products, which would have a material adverse effect on the Company's business, financial condition and results of operations. If any of the Company's FDA clearances are denied or rescinded, sales of the Company's products in the United States would be prohibited during the period the Company does not have such clearances.

PROPERTIES

     The Company leases an approximately 34,500 square foot facility located in Wixom, Michigan, which is comprised of manufacturing, warehouse, office and laboratory space. The Company is party to a lease (the "Lease") covering such facility that expires on December 15, 2000 and provides for a monthly rental payment of $19,770.83, plus a monthly escrow deposit of $2,717.90 to fund real estate taxes. This facility was formerly leased by the Predecessor Company, and the Lease was assigned to the Company in connection with the acquisition of the Predecessor Company's business. In connection with such assignment of the Lease, the landlord required the Company to deposit into escrow $178,000, which is to be applied against future lease payments and as additional security deposit in accordance with the assignment agreement. The Company believes that its facilities are suitable and adequate for its current operations, but may not be adequate if the Company expands its operations.

SUPPLIERS

     The Company believes that the raw materials for the Company's hemodialysis concentrates, the components for the Company's hemodialysis kits and the ancillary hemodialysis products distributed by the Company are generally available from several potential suppliers.

EMPLOYEES

     As of the date of this Prospectus, the Company has 42 employees, of which one is a direct salesperson, three are laboratory technicians, nine are truck drivers and eight are engaged in corporate management and administration. The remaining 21 employees are hourly workers including secretaries and plant employees. The Company's arrangements with its employees are not governed by any collective bargaining agreement. All employees, except Mr. Chioini, are employed on an "at-will" basis. If the Company's sales volumes increase, the Company expects to add additional production and administrative personnel and truck drivers.

LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES.

     The Directors, Executive Officers and key employees of the Company and the positions held by them are as follows:

NAME                                             AGE                        POSITION
----                                             ---                        --------
Robert L. Chioini............................    33     President, Chief Executive Officer and Director
Gary D. Lewis................................    47     Chairman of the Board
Michael J. Xirinachs.........................    37     Director
Norman L. McKee..............................    41     Director
James J. Connor..............................    46     Vice President of Finance, Chief Financial
                                                        Officer, Treasurer and Secretary
Donald A. Danald.............................    53     Vice President of Regulatory Affairs
Ruth E. Homsher, Ph.D........................    52     Manager, Quality Control Laboratory

     ROBERT L. CHIOINI is a founder of the Company, has served as the President and Chief Executive Officer of the Company since February 1997, and has been a Director of the Company since its formation in October 1996. From January 1996 to February 1997, Mr. Chioini served as Director of Operations of Rockwell Medical Supplies, L.L.C., a company which manufactured hemodialysis concentrates and distributed such concentrates and other hemodialysis products. From January 1995 to January 1996, Mr. Chioini served as President of Rockwell Medical, Inc., a company which manufactured hemodialysis kits and distributed such kits and other hemodialysis products. From 1993 to 1995, Mr. Chioini served as a Regional Sales Manager at Dial Medical of Florida, Inc., currently Gambro Healthcare, a company which manufactures and distributes hemodialysis concentrates and owns hemodialysis clinics. From 1990 to 1993, Mr. Chioini served as a Regional Sales Manager for R. Louis Enterprises, Inc., a medical products distributor. Mr. Chioini is a party to an employment agreement with the Company which expires February 19, 2000.

     GARY D. LEWIS is a founder of the Company and has been Chairman of the Board of Directors of the Company since its formation in October 1996. Mr. Lewis also served as Secretary and Treasurer of the Company from October 1996 to July 1997. Mr. Lewis has also served as President of OmniSource, Inc., a medical device distributor, from December 1994 to December 1997. Mr. Lewis also founded and served as President and Chief Executive Officer of Somanetics Corporation, a medical device manufacturer, from its inception in 1982 to February 1995. Mr. Lewis is also a majority stockholder of, and serves as President and a Director of, Wall Street, a management consulting firm that provides business consulting services to the Company. See "Certain Transactions -- Consulting Agreement."

     MICHAEL J. XIRINACHS is a founder of the Company and has been a director of the Company since its formation. Mr. Xirinachs also serves as a Senior Vice President of Investments of D.H. Blair & Co., Inc., an investment banking firm which Mr. Xirinachs joined in 1988. Mr. Xirinachs is also a stockholder of, and serves as Vice President and a Director of, Wall Street. See "Certain Transactions -- Consulting Agreement."

     NORMAN L. MCKEE joined the Board of Directors of the Company in July 1997. In July 1997, Mr. McKee founded, and currently serves as the President of, Strategic Growth Management, Inc., a management consulting firm. Mr. McKee served as Senior Vice President, Treasurer and Chief Financial Officer of Saga Communications, Inc. ("Saga"), a company which owns and operates radio stations and a television station, from 1994 to July 1997. From 1988 to 1994, Mr. McKee served as Vice President, Treasurer and Chief Financial Officer of Saga. Mr. McKee also served on the Board of Directors of Saga from 1992 to July 1997.

     JAMES J. CONNOR has served as the Vice President of Finance, Chief Financial Officer, Treasurer and Secretary of the Company since July 1997. From May 1995 to July 1997, Mr. Connor founded and was a principal of Connor & Connor, a financial services consulting firm. From January 1992 to May 1995,

Mr. Connor served as the President of Glacier Vandervell, Inc., an automotive and diesel engine bearing manufacturer that supplies products to OEM customers in the automotive industry.

     DONALD A. DANALD joined the Predecessor Company in April 1996 as Vice President of Regulatory Affairs and joined the Company in the same capacity after the acquisition of the Predecessor Company's business. From 1990 to April 1996, Mr. Danald was a manager of the Laboratory and Quality Control departments at Dial Medical of Florida, Inc., currently Gambro Healthcare, a competitor of the Company. See "Business -- Competition."

     RUTH E. HOMSHER, PH.D., joined the Predecessor Company in January 1996 as Manager of the Quality Control Laboratory and joined the Company in the same capacity after the acquisition of the Predecessor Company's business. From December 1995 to January 1996, Dr. Homsher worked as an independent clinical laboratory consultant. From January 1994 to December 1995, Dr. Homsher was the Director of Quality Assurance and Technical support for Brendan Scientific, a manufacturer of quality control software for clinical, research and industrial laboratories. From February 1993 to December 1994, Dr. Homsher was a Senior Research Scientist at McCann Associates, a manufacturer of diagnostic and clinical reagents. From January 1990 to January 1993, Dr. Homsher was a clinical chemist and quality assurance specialist for Roche Biomedical Laboratories, Inc., a reference laboratory for clinical laboratories.

     The Company's Articles of Incorporation, as amended (the "Articles of Incorporation"), provide for a staggered Board of Directors, whereby the Directors are divided into three classes (as nearly equal in number as feasible). The initial terms of each of the classes of Directors expires at the annual meetings of the shareholders to be held in 1998, 1999 and 2000 for the Class I, Class II and Class III Directors, respectively. Thereafter, the term of each class shall be for three years or until their successors are elected and qualified or until their earlier death, resignation or removal. Pursuant to the Company's Articles of Incorporation, Directors may be removed only for cause. The following Directors have been elected to fill the following classes: Class I (initial term until the 1998 annual meeting) -- Mr. Lewis and Mr. McKee; Class II (initial term until the 1999 annual meeting) -- Mr. Xirinachs; and Class III (initial term until the 2000 annual meeting) -- Mr. Chioini. The Company's Board of Directors has an Audit Committee which is composed of Messrs. Lewis and McKee. The Audit Committee, among other duties, selects the Company's independent accountants and is primarily responsible for approving the services performed by the Company's independent accountants and for reviewing and evaluating the Company's accounting policies and its system of internal accounting controls.

     Officers serve at the discretion of the Board of Directors. Pursuant to the Underwriting Agreement, the Company has agreed, for a period of no less than three years from the Effective Date, to engage a designee, acceptable to the Representative and the Company, to serve as an Advisor to the Company's Board of Directors. Such Advisor shall be entitled to attend all meetings of the Board of Directors, to receive all notices and other correspondence and communications sent by the Company to its Directors, and to receive compensation equal to the compensation paid to nonemployee Directors of the Company. The Company has also agreed that, in lieu of the Representative's right to designate an Advisor, the Representative has the right to designate one person for election as a Director, and the Company has agreed to use its best efforts to cause such designee to be elected to the Board of Directors.

COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth the compensation awarded to, earned by or paid to the Company's Chief Executive Officer for the year ended December 31, 1997. During the year ended December 31, 1997, no other Officers earned in excess of $100,000 in total annual salary and bonus.
                           SUMMARY COMPENSATION TABLE

                                                                                             LONG TERM
                                                                                            COMPENSATION
                                                                                               AWARDS
                                                               ANNUAL COMPENSATION          ------------
                                                          ------------------------------     SECURITIES
                                                                          OTHER ANNUAL       UNDERLYING
        NAME AND PRINCIPAL POSITION              YEAR     SALARY($)     COMPENSATION($)      OPTIONS(#)
        ---------------------------              ----     ---------     ---------------      ----------
Robert L. Chioini, President and Chief
  Executive Officer.........................    1997(1)   $101,700(2)      $46,828(3)          90,000

------------------
(1) On February 19, 1997, the Company entered into a three-year employment agreement with Mr. Chioini pursuant to which Mr. Chioini is being paid an annual salary of $115,000, of which $41,700 is deferred, plus certain other perquisites. Upon completion of the Offering, Mr. Chioini's salary will be increased to an annual rate of $150,000. See "-- Employment Agreements."

(2) Includes approximately $41,700 of salary which has been deferred at the election of Mr. Chioini and which will be paid upon completion of the Offering.

(3) Represents (i) the amount of compensation ($32,812) attributable in fiscal year 1997 to the difference between the exercise price of options to purchase Common Shares granted to Mr. Chioini and the initial public offering price of the Company's Common Shares of $4.00, and (ii) and reimbursement of approximately $7,700 of expenses incurred by Mr. Chioini relating to the personal use of a Company automobile.

OPTION GRANTS AND RELATED INFORMATION

     The following table provides information with respect to options granted to the Company's Chief Executive Officer during fiscal year 1997.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                  INDIVIDUAL GRANTS
                                 ----------------------------------------------------    POTENTIAL REALIZABLE
                                 NUMBER OF                                                 VALUE AT ASSUMED
                                 SECURITIES    % OF TOTAL                                ANNUAL RATES OF STOCK
                                 UNDERLYING     OPTIONS                                 PRICE APPRECIATION FOR
                                  OPTIONS      GRANTED TO    EXERCISE OR                    OPTION TERM(2)
                                  GRANTED     EMPLOYEES IN   BASE PRICE    EXPIRATION   -----------------------
             NAME                   (#)       FISCAL YEAR      ($/SH.)        DATE        5%($)        10%($)
             ----                ----------   ------------   -----------   ----------     -----        ------
Robert L. Chioini..............   90,000(1)      28.9%          $3.00       7/15/07       $316,800     $663,300

-------------------------
(1) These options, which were granted pursuant to the Company's 1997 Stock Option Plan, become exercisable annually in 25% increments beginning on the grant date (July 15, 1997) and have a term of ten years.
(2) Represents value of the options at end of ten year term, assuming the market price of the Company's Common Shares appreciates at an annually compounded rate of 5% to 10% from the initial public offering price of $4.00 per Common Share. These amounts represent assumed rates of appreciation only. Actual gains, if any, will be dependent on overall market conditions and on future performance of the Company's Common Shares. There can be no assurance that the amounts reflected in the table will be achieved.

COMPENSATION OF DIRECTORS

     The Company's Directors who are not Officers or employees of the Company (collectively, the "Outside Directors") receive $1,000 for each Board meeting attended in person and $250 for each telephonic Board meeting attended. The Company also reimburses Outside Directors for their reasonable expenses of attending Board and Board committee meetings.

     In July 1997, the Board of Directors and shareholders of the Company adopted the Rockwell Medical Technologies, Inc. 1997 Stock Option Plan (the "Stock Option Plan"). The Stock Option Plan permits the Board of Directors, among other things, to grant options to purchase Common Shares to Directors of the Company, including Outside Directors. In July 1997, the Board of Directors granted to each of the three existing Outside Directors options to purchase 20,000 Common Shares at a per share exercise price of $3.00. Upon the election of any new member to the Board of Directors who is an Outside Director, the Board of Directors intends to grant to such member an option to purchase 20,000 Common Shares at a per share exercise price equal to the fair market value of a Common Share at the date of grant. Beginning with the first annual meeting of the shareholders of the Company after July 1997, provided that a sufficient number of Common Shares remain available under the Stock Option Plan, on each date on which an annual meeting of the shareholders of the Company is held, the Board of Directors intends to grant to each Outside Director who is then serving on the Board of Directors, an option to purchase 5,000 Common Shares. The exercise price of the options will be the fair market value of the Common Shares on the date of grant. The options granted to Outside Directors under the Stock Option Plan will become fully exercisable on the first anniversary of the date of grant. Such options will expire ten years after the date of grant. If an Outside Director becomes an officer or employee of the Company and continues to serve as a member of the Board of Directors, options granted under the Stock Option Plan will remain exercisable in full.

     For a description of the Company's consulting agreement with Wall Street, a consulting company owned by Mr. Lewis and Mr. Xirinachs, each of whom is a Director of the Company, see "Certain Transactions--Consulting Agreement."

EMPLOYMENT AGREEMENT

     The Company entered into an employment agreement with Robert L. Chioini in February 1997, pursuant to which Mr. Chioini is employed as the President and Chief Executive Officer of the Company for a period ending February 19, 2000. Mr. Chioini's base salary is $115,000, which may be increased by the Board of Directors. The Board has increased his salary to $150,000 effective on the closing date of this Offering. Mr. Chioini's employment agreement contains a three year non-compete provision and provides for him to devote his full-time and attention to the Company's business.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND LIMITATION ON DIRECTORS' LIABILITY

     The Michigan Business Corporation Act, as amended, authorizes a corporation under specified circumstances to indemnify its directors and officers (including reimbursement for expenses incurred). The provisions of the Company's Bylaws relating to indemnification of Directors and Executive Officers generally provide that Directors and Executive Officers will be indemnified to the fullest extent permissible under Michigan law. The provision also provides for the advancement of litigation expenses at the request of a Director or Executive Officer. These obligations are broad enough to permit indemnification with respect to liabilities arising under the Securities Act or the Michigan Uniform Securities Act, as amended. The Company believes that such indemnification will assist the Company in continuing to attract and retain talented Directors and Officers in light of the risk of litigation directed against directors and officers of publicly-held corporations.

     The Michigan Business Corporation Act, as amended, also permits Michigan corporations to limit the personal liability of Directors for a breach of their fiduciary duty. The provisions of the Company's Articles of Incorporation limit Director liability to the maximum extent currently permitted by Michigan law. Michigan law allows a corporation to provide in its articles of incorporation that a Director of the corporation will not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a

Director, except for liability for specified acts. As a result of the inclusion of such a provision, shareholders of the Company may be unable to recover monetary damages against Directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders in any particular case, shareholders may not have any effective remedy against the challenged conduct. These provisions, however, do not affect liability under the Securities Act.

     In addition, the Company has obtained Directors' and Officers' liability insurance. The policy provides for $2,000,000 in coverage including prior acts dating to the Company's inception and liabilities under the Securities Act in connection with this Offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, Officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                              CERTAIN TRANSACTIONS

FORMATION OF THE COMPANY

     In October 1996, Messrs. Chioini, Lewis and Xirinachs founded the Company. In connection with the formation of the Company Messrs. Chioini, Lewis and Xirinachs received 500,000, 750,000 and 750,000 shares, respectively, of the Company's Common Shares for an aggregate purchase price of $1,000.

ACQUISITION OF BUSINESS OF PREDECESSOR COMPANY

     On February 19, 1997, the Company acquired the business of the Predecessor Company for total consideration of $2,441,664.47 pursuant to an Asset Purchase Agreement dated as of November 1, 1996, as amended (the "Asset Purchase Agreement"). Mr. Robert L. Chioini, the President, Chief Executive Officer and a Director of the Company, owns a 20% equity interest in the Supply Company. The purchase price consisted of: (i) $150,000 paid to the Sellers in cash; (ii) a cash payment to NBD Bank of approximately $375,000 to retire an outstanding debt owed by the Predecessor Company to NBD Bank; and (iii) an 8.5% promissory note in the principal amount of $1,916,664.47 made by the Company in favor of the Supply Company (the "Note"). Under the terms of the Note and the Asset Purchase Agreement, a prepayment of $500,000 on the Note was due on May 19, 1997, which date was extended by the Supply Company to May 31, 1997. Pursuant to a letter agreement dated April 4, 1997, the Supply Company agreed that, upon receipt of the $500,000 prepayment on the Note, the remaining principal balance under the Note would be converted into shares of Series A Preferred Stock at a conversion ratio of one share of Series A Preferred Stock for each $1.00 of outstanding principal due under the Note. The Company made the required $500,000 prepayment under the Note and the Note was converted into 1,416,664 shares of Series A Preferred Stock.

     In accordance with the terms of the Asset Purchase Agreement, the purchase price paid by the Company for the Predecessor Company's business was reduced by $320,749 based on a provision in the Asset Purchase Agreement which provides that the purchase price would be reduced on a dollar for dollar basis to the extent that the net worth of the Predecessor Company at the closing of the acquisition was below a target amount set forth in the Asset Purchase Agreement. 320,749 shares of Series A Preferred Stock were surrendered by the Supply Company to the Company for cancellation in payment of such purchase price adjustment. Under the terms of the Series A Preferred Stock, the Company is obligated to redeem the remaining 1,095,915 shares of Series A Preferred Stock on or before January 31, 1998 (the "Mandatory Redemption Date"), at a redemption price of $1.00 per share, plus any accrued and unpaid dividends from June 1, 1997. The Company's obligation to redeem the Series A Preferred Stock has been guaranteed (the "Guaranty") by each of Messrs. Chioini, Lewis and Xirinachs, and such Guaranty is secured by the pledge of 1,143,500 Common Shares (the "Pledged Shares") owned by such Principal Shareholders pursuant to an Escrow Agreement dated as of July 22, 1997 (the "Escrow Agreement"). The Company has determined that the redemption price for the Series A Preferred Stock will be $1,158,187 on January 30, 1998 after adjusting such price to reflect a reduction in the purchase price for the Predecessor Company's business in accordance with the Asset Purchase Agreement. If the Company fails to redeem the outstanding shares of Series A Preferred Stock on or before the Mandatory Redemption Date, the Supply Company has a period of 45 days following such date to elect either to: (i) exercise its rights under the Guaranty and the Escrow Agreement to retain the Pledged Shares which remain held in escrow, in full satisfaction and discharge of the Guaranty and the Company's obligation to redeem the Series A Preferred Stock; or (ii) terminate its rights under the Guaranty, relinquish and terminate its interest in the Pledged Shares and proceed against the Company to collect the outstanding redemption payment. In addition to the mandatory redemption discussed above, the Company has the right to redeem shares of Series A Preferred Stock at any time prior to the Mandatory Redemption Date. The Company intends to use a portion of the net proceeds of this Offering to fund the payment of the redemption price necessary to redeem the Series A Preferred Stock. See "Use of Proceeds."

     In addition, in connection with the purchase of the business from the Predecessor Company, the Company paid $178,000 to the landlord under the Lease, as a prepayment of future rents and as an additional security deposit in order to induce such landlord to consent to the assignment of the Lease and to release the Predecessor Company and its shareholders, including Mr. Chioini, from their obligations under the Lease. See "Business -- Properties."

CONSULTING AGREEMENT

     The Company is party to a consulting agreement with Wall Street dated as of February 19, 1997 pursuant to which Wall Street provides management and financial consulting services to the Company. The Company has agreed to pay Wall Street a consulting fee of $25,000 per month from the date of the agreement through June 30, 1998, subject to renewal upon the mutual agreement of the Company and Wall Street. Prior to February 19, 1997, Wall Street rendered consulting services to the Company beginning in November 1996, for a consulting fee of $25,000 per month. Wall Street is owned by Gary D. Lewis and by Michael
J. Xirinachs, each of whom is a founder of the Company and serves as a Director of the Company. The Company has paid or accrued an aggregate of $275,000 in consulting fees to Wall Street under these arrangements through September 30, 1997.

SHAREHOLDER LOANS

     On April 29, 1997, Messrs. Chioini, Lewis and Xirinachs loaned $50,000, $25,000 and $50,000, respectively, to the Company. The loans were evidenced by 8.5% promissory notes in the amounts of $50,000, $25,000 and $50,000, respectively. The Company repaid such loans, including accrued interest, in June, 1997.

     In November 1997, the Company obtained a $100,000 loan from Mr. Xirinachs. The loan bears interest at the rate of 24% per annum and matures on February 11, 1998. Mr. Xirinachs is a founder of the Company and serves as a Director of the Company The Company intends to repay this loan with a portion of the net proceeds of the Offering. See "Use of Proceeds."

RELATED-PARTY LOAN

     In July 1997, the Company obtained a loan from Karen Bagley in the principal amount of $100,000 to pay employee salaries and other accrued expenses. The loan bears interest at an annual rate of 24% per annum and is payable in full, including accrued interest, on a demand basis. Karen Bagley is the wife of Patrick Bagley, whose firm serves as legal counsel to the Company on certain matters and also to Mr. Robert L. Chioini in a personal capacity. Mr. Chioini is the President, Chief Executive Officer and a Director of the Company. The Company intends to repay such loan upon completion of the Offering with a portion of the net proceeds of the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "Use of Proceeds."

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of January 20, 1998, certain information concerning the Common Shares beneficially owned by each Director and the Chief Executive Officer of the Company, by all Executive Officers and Directors of the Company as a group, and by each shareholder that is a beneficial owner of more than 5% of the outstanding Common Shares:

                                                                                         Percentage
                                               Amount and                            Beneficially Owned
                                          Nature of Beneficial       --------------------------------------------------
               Name                           Ownership(1)           Before the Offering(2)       After the Offering(3)
-----------------------------------       --------------------       ----------------------       ---------------------
Gary D. Lewis(4)(5)(6).............              750,000                      24.9%                        15.2%
Michael J. Xirinachs(4)(6).........              750,000                      24.9%                        15.2%
Robert L. Chioini(4)(6)(7).........              522,500                      17.2%                        10.5%
Norman L. McKee(4).................                    0                        --                           --
All directors and executive
  officers as a group (6
  persons)(8)......................            2,043,750                      66.8%                        41.0%

------------------
(1) Unless otherwise indicated, each person has sole investment and voting power with respect to the shares indicated, subject to community property laws, where applicable. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above as of the date of the table, any security which such person or group of persons has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but it not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Based on 3,015,000 Common Shares outstanding as of January 20, 1998.

(3) Based on 4,938,750 Common Shares outstanding, assuming all 1,800,000 Common Shares offered hereby are sold to third parties and assuming the issuance of 123,750 Additional Shares to investors in the First Prior Financing. See "Description of Securities -- Prior Financings."

(4) Address is c/o the Company, 28025 Oakland Oaks Drive, Wixom, Michigan 48393.

(5) Includes 675,000 Common Shares owned jointly with Mr. Lewis's wife and 75,000 Common Shares held in custodial accounts for the benefit of Mr. Lewis's three minor children.

(6) 554,347, 554,347, and 369,566 of Common Shares owned by Mr. Lewis, Mr. Xirinachs and Mr. Chioini, respectively, have been pledged to secure their obligations under the Guaranty to the Supply Company of the Company's obligation to redeem the Series A Preferred Stock on the Mandatory Redemption Date. The Principal Shareholders retain voting and dispositive power with respect to the Pledged Shares until the occurrence of a default in the Company's obligation to redeem the Series A Preferred Stock. Any such default could result in a change in control of the Company. See "Certain Transactions -- Acquisition of Business of Predecessor Company." The Company intends to use a portion of the proceeds of this Offering to redeem the Series A Preferred Stock. See "Use of Proceeds."

(7) Includes 22,500 Common Shares that Mr. Chioini has the right to acquire within 60 days.

(8) Includes 43,750 Common Shares which all Executive Officers and Directors as a group have the right to acquire within 60 days.

                           DESCRIPTION OF SECURITIES

GENERAL

     The authorized capital shares of the Company consist of an aggregate of 20,000,000 Common Shares, no par value per share ("Common Shares"), 1,416,664 shares of 8.5% non-voting cumulative Series A Preferred Stock, $1.00 par value per share (the "Series A Preferred Stock"), and 2,000,000 shares of Preferred Stock, no par value per share (the "Preferred Stock"). 3,015,000 Common Shares, 1,095,915 shares of Series A Preferred Stock and no shares of Preferred Stock are currently issued and outstanding. 123,750 Additional Shares will be issued to investors in the First Prior Financing on the closing date of this Offering.

COMMON SHARES

     Holders of Common Shares are entitled to one vote per Common Share on each matter submitted to a vote of shareholders of the Company and to participate ratably in dividends and other distributions when and if declared by the Board of Directors from funds legally available therefor. See "Risk Factors -- Absence of Dividends on Common Shares." Upon the liquidation, dissolution or winding up of the Company, holders of Common Shares are entitled to share pro rata in any assets available for distribution to shareholders after payment of all obligations of the Company and after provision has been made with respect to each class of stock, if any, having preference over the Common Shares. Holders of Common Shares do not have cumulative voting rights or preemptive, subscription or conversion rights and are not redeemable. The Common Shares presently outstanding are, and the Common Shares to be issued in connection with this Offering will be, duly authorized, validly issued, fully paid and non-assessable.

     The Board of Directors is authorized to issue additional Common Shares within the limits authorized by the Company's Articles of Incorporation without further shareholder action. The Company has agreed with the Underwriters that it will not issue any securities, including but not limited to Common Shares, for a period of 24 months following the Effective Date, except as disclosed in or contemplated by this Prospectus, without the prior written consent of the Underwriters.

     The directors of the Company serve staggered three-year terms. The directors of the Company will hold office until the Annual Meeting of Shareholders to be held in 1998 for Gary D. Lewis and Norman L. McKee, the Annual Meeting of Shareholders to be held in 1999 for Michael J. Xirinachs, and the Annual Meeting of Shareholders to be held in 2000 for Robert L. Chioini, and until their successors are elected and qualified. Directors may not be removed without cause. The Articles of Incorporation also set the minimum and maximum number of directors constituting the entire Board at three and fifteen, respectively, and require approval of holders of a majority of the Company's voting shares to amend these provisions.

SERIES A PREFERRED STOCK

     The Board of Directors has authorized 1,416,664 shares of Series A Preferred Stock and issued 1,095,915 shares of Series A Preferred Stock. The terms of the Series A Preferred Stock are as follows:

     Dividend Rights. Holders of Series A Preferred Stock are entitled to receive, out of funds legally available for the payment of dividends, cumulative cash dividends in the amount of $0.085 per share per year (pro rated for partial years) accruing from June 1, 1997, as and when directed by the Board of Directors of the Company. As long as any shares of Series A Preferred Stock are outstanding, the Company may not (i) declare, pay, or set money, securities or other property apart for the payment of, any dividend on any other shares of the Company, including all classes of common stock and any other series of preferred stock (all of such shares of the Company referred to as the "Junior Shares"), or
(ii) make any payment on account of, or set money, securities or other property apart for the payment into, a sinking or other similar fund for the purchase, redemption or other retirement of, any of the Junior Shares or any warrants, rights, calls or options exercisable for or exchangeable into any of the Junior Shares (collectively, the "Junior Securities"), or (iii) make any distribution in respect of any Junior Securities, either directly or indirectly, and whether in cash, obligations or shares of the Company or other property (other than distributions or dividends in Junior Shares to the holders of Junior Shares), and shall not permit any corporation or other entity directly or indirectly controlled by the Company to purchase or redeem any of the Junior Securities, unless prior to or concurrently with such declaration, payment, setting apart for payment, purchase, redemption or distribution, as the case may be, all accrued and unpaid dividends on the Series A Preferred Stock shall have been paid.

     Redemption. The Company is required to redeem all outstanding shares of Series A Preferred Stock on January 31, 1998 (the "Mandatory Redemption Date"), at a purchase price equal to $1.00 per share plus accumulated and unpaid dividends on the Mandatory Redemption Date. The purchase price must be paid in cash. From and after the Mandatory Redemption Date, the holders of Series A Preferred Stock will not have any rights as shareholders of the Company except the right to receive from the Company the redemption price of such Series A Preferred Stock, without interest, upon the surrender of such Series A Preferred Stock to the Company. In addition, the Company has the right and option at any time prior to the Mandatory Redemption Date to purchase, redeem or otherwise acquire any or all of the Series A Preferred Stock for a purchase price equal to $1.00 per share plus accumulated and unpaid dividends on such share through the date of repurchase or redemption. Upon consummation of this Offering, the Company intends to repurchase and redeem all 1,095,915 shares of the Series A Preferred Stock for a purchase price of approximately $1,158,187 (assuming such redemption is effected on January 30, 1998). See "Use of Proceeds."

     Liquidation Rights. Subject to the prior rights of the Company's creditors, the holders of the Series A Preferred Stock are entitled to receive, upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company, $1.00 per share, plus accrued and unpaid dividends, before any payment to holders of Junior Shares. If, in any such case, the assets of the Company are insufficient to make such payment in full, then the available assets will be distributed among the holders of the Series A Preferred Stock ratably in proportion to the full amount to which each holder would be entitled.

     Conversion Rights. Holders of Series A Preferred Stock have no conversion rights; however, the obligation of the Company to effect the mandatory redemption of the Series A Preferred Stock by the Mandatory Redemption Date is guaranteed by the Principal Shareholders pursuant to the Guaranty, which Guaranty is secured by a pledge of the Pledged Stock. See "Certain Transactions -- Acquisition of Business of Predecessor Company."

     Voting Rights. Holders of Series A Preferred Stock have no voting rights, except as may be required by law.

WARRANTS

     The Warrants offered hereby will be issued in registered form under a Warrant Agreement (the "Warrant Agreement") between the Company, the Underwriters and American Stock Transfer & Trust Company as warrant agent (the "Warrant Agent").

     Each Warrant will be separately transferable and will entitle the registered holder thereof to purchase one Common Share at $4.50 per share (subject to adjustment as described below) for a period of three years commencing one year after the Effective Date and ending on the fourth anniversary of the Effective Date (the "Exercise Period"). The exercise price of the Warrants was determined by negotiation between the Company and the Representative and should not be construed to be predictive of, or to imply that, any price increases will occur in the Company's Securities. The exercise price and the number and kind of Common Shares issuable upon the exercise of each Warrant are subject to adjustment in the event of a stock split, stock dividend, recapitalization, merger, consolidation or certain other events. No adjustment for previously paid cash dividends, if any, will be made upon exercise of the Warrants. A holder of Warrants may exercise such Warrants by surrendering the certificate evidencing such Warrants before the earlier of the expiration or redemption date to the Warrant Agent at its offices, together with the form of election to purchase on the reverse side of such certificate properly completed and executed and the payment of the exercise price and any transfer tax. If less than all of the Warrants evidenced by a Warrant certificate are exercised, a new certificate will be issued for the remaining number of Warrants.

     The Company has authorized and reserved for issuance a number of Common Shares sufficient to provide for the exercise of the Warrants. When issued, upon proper exercise of the Warrants and payment of the exercise price specified in the Warrants, each Common Share will be fully paid and nonassessable.

Holders of Warrants will not have any voting or other rights as shareholders of the Company unless and until Warrants are exercised and shares issued pursuant thereto.

     The Warrants may be redeemed by the Company at a price of $.10 per Warrant, upon not less than 30 days prior written notice within 10 days to registered holders of the Warrants at any time during the Exercise Period, with the prior written consent of the Underwriters, if the average of the closing bid quotations of the Common Shares, during the period of 20 consecutive trading days ending on the third day prior to the date upon which notice of redemption is given, as reported on The Nasdaq SmallCap Market (or if the Common Shares are not quoted thereon, the closing sale price of the Common Shares on the Nasdaq National Market or other principal securities exchange upon which the Common Shares are then quoted or listed, or such other reporting system that provides closing sale prices for the Common Shares), is greater than $7.00 per share (regardless of the illiquidity of the market for the Company's Common Shares), subject to adjustment in the event of stock splits and similar events. The Warrants will be exercisable until the close of business on the day immediately preceding the date fixed for the redemption of the Warrants in the notice of redemption. The Company may redeem the Warrants at a time when it is disadvantageous for the holders of the Warrants. The holders of the Warrants may, therefore, be forced to exercise the Warrants and pay the exercise price or sell the Warrants at the current market price for the Warrants when they otherwise might wish to hold the Warrants, or accept the redemption price, which is likely to be substantially less than the market price of the Warrants at the time of redemption.

     The Company will pay the Representative a fee of 5% of the exercise price of each Warrant exercised, provided (i) the market price of Common Shares on the date the Warrant was exercised was equal to or greater than the Warrant exercise price on that date, (ii) the exercise of the Warrant was solicited by a member of the National Association of Securities Dealers, Inc. ("NASD"), (iii) the Warrant was not held in a discretionary account, (iv) the disclosure of compensation arrangements was made in documents provided to the holders of the Warrants, (v) the solicitation of the exercise of the Warrant was not a violation of Rule 101 of Regulation M under the Exchange Act, and (vi) the Representative is designated in writing as the soliciting NASD member. The Representative and any other soliciting broker/dealers will be prohibited from engaging in any market making activities or solicited brokerage activities with regard to the Company's securities during the periods prescribed by Rule 101 of Regulation M before the solicitation of the exercise of any Warrant until the later of the termination of such solicitation activity or the termination of any right the Representative and any other soliciting broker/dealer may have to receive a fee for the solicitation of the exercise of the Warrants.

     For a description of the requirements with respect to the maintenance of an effective registration statement in order to permit holders to exercise Warrants, see "Risk Factors -- Non-Registration in Certain Jurisdictions of Common Shares Underlying the Warrants; Exercise of Warrants."

PREFERRED STOCK

     The Company is authorized to issue up to 2,000,000 shares of Preferred Stock in one or more series, each with such designations, rights, preferences, privileges and restrictions as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without further shareholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that could decrease the amount of earnings and assets available for distribution to holders of Common Shares or adversely affect the voting power or other rights of the holders of Common Shares. The issuance of Preferred Stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Anti-takeover provisions that could be included in the Preferred Stock when issued may have a depressive effect on the market price of the Company's securities and may limit shareholders' ability to receive a premium on their shares by discouraging takeover and tender offer bids. The Company has no present intention to issue any shares of Preferred Stock. The Company has agreed with the Underwriters that, except for issuances disclosed in or contemplated by this Prospectus, it will not issue any securities, including but not limited to any shares of Preferred Stock, for a period of 24 months following the Effective Date, without the prior written consent of the Underwriters. See "Underwriting."

PRIOR FINANCINGS

     In February 1997, the Company sold an aggregate of 495,000 Common Shares for a purchase price of $2.50 per Common Share (the "First Prior Financing"). The aggregate net proceeds to the Company from the First Prior Financing were $1,212,500, plus the discharge of a $25,000 debt owed to one of the investors. In connection with the First Prior Financing, purchasers of Common Shares offered thereby were granted a right to receive additional Common Shares if the Company engaged in an initial public offering of its Common Shares at a public offering price per share that was less than twice the per share purchase price paid by the investors in the First Prior Financing. In such event, the Company must issue additional Common Shares to the investors that participated in the First Prior Financing such that the effective purchase price paid by such investors for Common Shares (including the Additional Shares) equals one-half of the initial public offering price. Accordingly, assuming the Company completes this Offering at an initial public offering price of $4.00 per Common Share, the Company will issue an aggregate of 123,750 Additional Shares to the investors that participated in the First Prior Financing.

     The Company also granted "piggyback" registration rights to investors that purchased Common Shares in the First Prior Financing. See "-- Registration Rights."

     In May through July 1997, the Company sold an aggregate of 26 units, each unit consisting of 20,000 Common Shares and 20,000 Bridge Warrants for a purchase price of $60,000 per unit, or an aggregate of $1,560,000 (the "Second Prior Financing"). Each Bridge Warrant entitles the registered holder thereof to purchase one Common Share at an exercise price of $4.50 per share, subject to adjustment in certain events, at any time commencing one year from the Effective Date and ending on the fourth anniversary of the Effective Date. On the Effective Date, the Bridge Warrants will convert automatically into warrants having terms identical to the Warrants being offered in the Offering.

     The net proceeds of the Second Prior Financing (approximately $1,248,348 after payment of related fees and expenses of $202,800 to the placement agent) were used in part to reduce the obligation under the note payable to the Predecessor Company ($500,000) and to fund the Company's operating losses and provide working capital.

REGISTRATION RIGHTS

     Investors in the First Prior Financing have the right to request registration of the Common Shares issued in connection with the First Prior Financing in any registration statement filed by the Company with the Commission under the Securities Act (with certain exceptions) for the issuance and sale of its securities. Pursuant to lock-up agreements signed by each of the investors in the First Prior Financing, such investors have waived their registration rights with respect to this Offering and have agreed not to sell or otherwise dispose of securities of the Company, including Common Shares, for a period of 13 months following the Effective Date, without the prior written consent of the Underwriters, which may be granted or withheld in the sole and absolute discretion of the Underwriters.

     Investors who acquired Common Shares and Bridge Warrants in the Second Prior Financing have the right to request registration of the Common Shares and/or Bridge Warrants (or securities issued therefor) and the Common Shares issued or issuable upon exercise therefor in any registration statement filed by the Company with the Commission under the Securities Act (with certain exceptions) for the issuance and sale of its securities. Pursuant to lock-up agreements signed by each of the investors in the Second Prior Financing, such investors have waived their registration rights with respect to this Offering and have agreed not to sell or otherwise dispose of securities of the Company, including Common Shares and the Bridge Warrants, for a period of 13 months following the Effective Date, without the prior written consent of the Underwriters, which may be granted or withheld in the sole and absolute discretion of the Underwriters.

     The holders of the Underwriters Warrants (including the securities issuable upon exercise thereof) have demand and piggyback registration rights with respect to the Common Shares issuable upon exercise of the Underwriters Warrants and the underlying Warrants, which Common Shares have been registered by the Company on the Registration Statement on Form SB-2 of which this Prospectus is a part.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have outstanding 4,938,750 Common Shares (assuming no exercise of the Over-Allotment Option, the Warrants, the Bridge Warrants, the Underwriters Warrants and other outstanding options and warrants) and 1,095,915 shares of Series A Preferred Stock, which Series A Preferred Stock will be redeemed using a portion of the proceeds of this Offering. Of these shares, the 1,800,000 Common Shares sold in this Offering (in addition to the 2,700,000 Common Shares issuable upon exercise of the Warrants) will be freely tradeable without restriction under the Securities Act, except for any shares purchased by any person who is or thereby becomes an "affiliate" of the Company, which shares will be subject to the resale limitations contained in Rule 144 promulgated under the Securities Act. The remaining 3,138,750 Common Shares are "restricted securities" (as that term is defined in Rule 144) which may be publicly sold only if registered under the Securities Act or if sold in accordance with an applicable exemption from registration, such as Rule 144. Of the outstanding restricted Common Shares, 2,000,000 shares will be owned by Messrs. Lewis, Xirinachs and Chioini, who may be deemed "affiliates" of the Company, as that term is defined in Rule 144. An additional 520,000 Common Shares underlying the Bridge Warrants will, upon issuance, be "restricted securities."

     In general, under Rule 144 as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company, whose restricted securities have satisfied a one-year holding period, is entitled to sell (together with any person with whom such individual is required to aggregate sales), within any three month period, a number of restricted shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class, or, if the shares are quoted on The Nasdaq Stock Market or a national securities exchange, the average weekly trading volume during the four calendar weeks preceding the filing of Form 144 with respect to the sale. A person who has not been an affiliate of the Company for at least three months, and whose restricted securities have satisfied a two-year holding period, is entitled to sell such restricted securities under Rule 144 without regard to any of the limitations described above. Affiliates, however, continue to be subject to such limitations even after such two-year holding period, and they are subject to such limitations with respect to their sales of non-restricted securities.

     The restricted Common Shares will be eligible for sale pursuant to Rule 144 commencing 90 days after the Effective Date. However, Officers, Directors and other security holders of the Company owning and/or having rights to acquire in the aggregate 3,338,750 Common Shares have entered into agreements with the Representative not to sell or otherwise dispose of any securities of the Company, including Common Shares, for a period of 13 months following the Effective Date, without the prior written consent of the Representative, which may be granted or withheld in the sole and absolute discretion of the Representative; provided, however, that if prior to the expiration of the lock-up period, the Company's Common Shares are subject to a tender offer and holders of the Company's Common Shares (other than the existing shareholders) agree to tender a majority of the outstanding Common Shares to the offeror, then the Representative shall release all shareholders subject to the Lock-Up Agreements from the restrictions imposed thereby solely for the purpose of tendering their Common Shares to the offeror pursuant to the terms of the tender offer. Following expiration of the term of the Lock-Up Agreements, 3,138,750 shares will become eligible for resale pursuant to Rule 144, subject to the volume limitations and compliance with the other provisions of Rule 144. Furthermore, the holders of the Underwriters Warrants (including the securities issuable upon exercise thereof) have demand and piggyback registration rights with respect to the Common Shares issuable upon exercise of the Underwriters Warrants and the underlying Warrants, which Common Shares have been registered by the Company on the Registration Statement on Form SB-2 of which this Prospectus is a part. The Company also intends to register the 450,000 Common Shares issuable upon the exercise of options available under the Company's 1997 Stock Option Plan. In addition, the investors in the First Prior Financing and the investors in the Second Prior Financing have piggy-back registration rights with respect to their Common Shares, Bridge Warrants and the 520,000 underlying Common Shares. These rights have been waived in connection with this Offering.

     The Company is unable to predict the effect that sales under Rule 144, pursuant to a registered public offering or otherwise may have on the then prevailing market price of the Common Shares or Warrants, but such sales may have a substantial depressive effect on such market price. The above is a summary of Rule 144 and is not intended to be a complete description of the Rule. See "-- Registration Rights," "-- Warrants," "Certain Transactions" and "Underwriting".

     As a result of the Offering, an additional 2,700,000 Common Shares (3,105,000 if the Over-Allotment Option is fully exercised) will be subject to issuance upon the exercise of the Warrants offered hereby, and an additional 450,000 Common Shares will be subject to issuance upon the exercise of the Underwriters Warrants and the underlying Warrants.

     As of January 20, 1998, there were 35 record holders of the Common Shares.

ANTI-TAKEOVER LEGISLATION

     Chapters 7A and 7B of the Michigan Business Corporation Act, as amended, may affect attempts to acquire control of the Company. In general, under Chapter 7A, "business combinations" (defined to include, among other transactions, certain mergers, dispositions of assets or shares and recapitalizations) between covered Michigan business corporations or their subsidiaries and an "interested shareholder" (defined as the direct or indirect beneficial owner of at least 10 percent of the voting power of a covered corporation's outstanding shares) can only be consummated if approved by at least 90 percent of the votes of each class of the corporation's shares entitled to vote and by at least two-thirds of such voting shares not held by the "interested shareholder" or affiliates, unless five years have elapsed after the person involved became an "interested shareholder" and unless certain price and other conditions are satisfied. The Board of Directors has the power to elect to be subject to Chapter 7A as to specifically identified or unidentified interested shareholders.

     In general, under Chapter 7B, an entity that acquires "Control Shares" of the Company may vote the Control Shares on any matter only if a majority of all shares, and of all non-"Interested Shares", of each class of stock entitled to vote as a class, approve such voting rights. Interested Shares are shares owned by officers of the Company, employee-directors of the Company and the entity making the Control Share Acquisition (as defined). Control Shares are shares that, when added to shares already owned by an entity, would give the entity voting power in the election of directors or any of three thresholds: one-fifth, one-third and a majority. The effect of the statute is to condition the acquisition of voting control of a corporation on the approval of a majority of the pre-existing disinterested shareholders. The Board of Directors may amend the bylaws before a Control Share Acquisition occurs to provide that Chapter 7B does not apply to the Company.

TRANSFER AGENT AND WARRANT AGENT

     The Company has engaged American Stock Transfer & Trust Company to act as Transfer Agent for the Company's Common Shares and Warrant Agent for the Warrants.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to the Underwriters, and the Underwriters have agreed to purchase, all of the 1,800,000 Common Shares and 2,700,000 Warrants offered hereby.

     The Underwriting Agreement provides that the Underwriters, severally and not jointly, will be obligated to purchase all of the Common Shares and Warrants offered hereby on a "firm commitment basis," if any are purchased, as follows:

                    UNDERWRITERS                         COMMON SHARES    WARRANTS
                    ------------                         -------------    --------
Mason Hill & Co., Inc. ..............................        850,000      1,275,000
J.W. Barclay & Co., Inc. ............................        950,000      1,425,000
                                                           ---------      ---------
     Total...........................................      1,800,000      2,700,000
                                                           =========      =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent including the current effectiveness of the Registration Statement, delivery of an opinion of Company's counsel, a "comfort letter" from the Company's accountants, the delivery of an officer's certificate certifying that all representations and warranties are true and correct, the appointment of the Transfer Agent and Warrant Agent and NASD approval of the Underwriters' compensation. The Underwriting Agreement also provides that the Underwriters will be obligated to purchase all of the Common Shares and Warrants, if any are purchased.

     The Underwriters have advised the Company that they propose to offer the Common Shares and Warrants to the public at the offering prices set forth on the cover page of this Prospectus and that the Underwriters may allow to certain dealers, who are members of the National Association of Securities Dealers, concessions not in excess of $.18 per Common Share and $.0045 per Warrant. After the completion of the initial public distribution, the public offering price and concessions and discounts and other offering terms may be changed.

     The Underwriting Agreement also provides that the Representative will receive a non-accountable expense allowance of 3% of the gross proceeds of the Offering. The Company also has agreed to pay all expenses in connection with qualifying the Common Shares and the Warrants offered hereby for sale under the laws of such states as the Representative may designate, including expenses of counsel retained for such purpose by the Representative.

     Pursuant to the Over-Allotment Option, which is exercisable for a period of 45 days after the Effective Date, the Underwriters may purchase up to 270,000 Common Shares and 405,000 Warrants, solely to cover over-allotments, at the offering price, less the underwriting discounts and commissions.

     The Company has agreed to sell to the Underwriters on the closing date of this Offering, for $10, the Underwriters Warrants to purchase 180,000 Common Shares and 270,000 Warrants. The Underwriters Warrants shall be exercisable for a period of four years commencing January 26, 1999 (one year after the Effective
Date) at an exercise price equal to $6.60 per Common Share and $.165 per Warrant (165% of the offering price of the Securities sold to the public in the Offering) each such underlying Warrant entitling the Underwriter to purchase a Common Share at a purchase price of $7.43 (165% of the exercise price for the Warrants issued to the public). The Underwriters Warrants are not transferable prior to January 26, 1999, except to officers of the Underwriters, members of the selling group and their officers and partners.

     The Company has agreed that, upon written request of the then holder(s) of a majority of the Warrants and the Common Shares issued and/or issuable upon exercise of the Underwriters Warrants (the "Underwriters Warrant Shares") which were originally issued to the Representative or to its designees, made at any time within the period commencing one year and ending five years after the Effective Date, the Company will file, at its sole expense, no more than once, a registration statement under the Securities Act registering the Underwriters Warrant Shares. The Company has agreed to use its best efforts to cause the registration statement to become effective. The holders of the Underwriters Warrants may demand registration without exercising the Underwriters Warrants and, in fact, are never required to exercise such Underwriters Warrants.

The Company has registered the Underwriters Warrant Shares pursuant to the Registration Statement on Form SB-2 of which this Prospectus is a part.

     The Company has also agreed that if, at any time within the period commencing one year and ending five years after the Effective Date, it should file a registration statement with the Commission pursuant to the Securities Act, regardless of whether some of the holders of the Underwriters Warrants and the Underwriters Warrant Shares shall have therefore availed themselves of any of the registration rights above, the Company, at its own expense, will offer to said holders (with certain exceptions) the opportunity to register the Underwriters Warrant Shares. The objection of a subsequent underwriter to the above "piggyback" registration rights would preclude such inclusion.

     In addition to the demand and "piggyback" registration rights described above, the Company has agreed to cooperate with the then holders of the Underwriters Warrants and Underwriters Warrant Shares in the preparation and execution of any registration statement required in order to sell or transfer the Underwriters Warrant Shares and will supply all information required therefor, but the expenses of such registration statement will be pro-rated between the Company and the holders of the Underwriters Warrants and Underwriters Warrant Shares in proportion to the aggregate sales price of the securities being issued by each of them.

     For the life of the Underwriters Warrants, the holders thereof are given, at nominal cost, the opportunity to profit from a rise in the market price of the Common Shares with a resulting dilution in the interest of other shareholders of the Company. Further, such holders may be expected to exercise the Underwriters Warrants at a time when the Company would in all likelihood be able to obtain equity capital on terms more favorable than those provided in the Underwriters Warrants. In addition, the Company may find it more difficult to raise additional capital while the Underwriters Warrants are outstanding.

     In connection with this Offering, the Underwriters and selling group members and their respective affiliates may engage in stabilizing, syndicate short covering transactions, or other transactions during the offering that may stabilize, maintain or otherwise affect the market price of the Common Shares and Warrants. Stabilization transactions, effected in accordance with Rule 104 of Regulation M, are bids for or purchases of Common Shares or Warrants for the purpose of preventing or retarding a decline in the market price of Common Shares or Warrants or all of them to facilitate the Offering. The Underwriters also may create a short position for their accounts by selling more Common Shares and/or Warrants in connection with the Offering than they are committed to purchase from the Company, and in such case may purchase Common Shares or Warrants in the open market to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position by exercising the Over-Allotment Option. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Shares and Warrants at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if any is undertaken it may be discontinued at any time.

     The Company has agreed not to issue any Common Shares, preferred stock or any warrants, options or other rights to purchase Common Shares or preferred stock prior to January 26, 2000, without the prior written consent of the Representative, except as contemplated by or as disclosed in this Prospectus. Officers, Directors and other security holders of the Company owning and/or having rights to acquire in the aggregate 3,338,750 Common Shares, have entered into agreements not to sell or otherwise dispose of any securities of the Company, including Common Shares (except under certain circumstances in connection with a third party tender offer for the Common Shares), prior to February 26, 1999, without the prior written consent of the Representative, which may be granted or withheld in the sole and absolute discretion of the Representative. See "Shares Eligible for Future Sale."

     The Underwriting Agreement provides for reciprocal indemnification between the Company and the Underwriters against liabilities in connection with the Offering, including liabilities under the Securities Act.

     The Underwriters have informed the Company that they do not expect to make sales of the Common Shares and/or Warrants to discretionary accounts.

     The Representative was organized in March 1995, was first registered as a broker dealer in December 1995, and became a member firm of the NASD in December 1995. The Representative is principally engaged in retail brokerage and market making activities and various corporate finance projects. Although the Representative has acted as a placement agent in private offerings and has participated as a member of the underwriting syndicate or as a selected dealer in five prior public offerings, it only has acted as the lead managing underwriter in two prior public offerings and has co-managed two other public offerings. No assurance can be given that the Representative's lack of experience as a lead managing underwriter of public offerings will not adversely affect the Offering and the subsequent development of a liquid public trading market in the Company's securities.

     The Company has agreed that upon the Effective Date of the Offering it will, for a period of not less than three years, engage a designee, acceptable to the Company and the Representative, as an advisor to the Board. In lieu of the Representative's right to designate an advisor, the Company has agreed, if requested by the Representative during such three year period, to nominate and use its best efforts to cause the election of a designee of the Representative as a director of the Company. The Representative has not yet designated any such person.

     The Representative intends to act as a market maker for the Common Shares and Warrants after the closing of the Offering.

     The Company will pay the Representative a fee of 5% of the exercise price of each Warrant exercised, provided (i) the market price of the Common Shares on the date the Warrant was exercised was equal to or greater than the Warrant exercise price on that date, (ii) the exercise of the Warrant was solicited by a member of the NASD, (iii) the Warrant was not held in a discretionary account,
(iv) the disclosure of compensation arrangements was made in documents provided to the holders of the Warrants, (v) the solicitation of the exercise of the Warrant was not a violation of Rule 101 of Regulation M under the Exchange Act and (vi) the Representative is designated in writing as the soliciting NASD member. The Representative and any other soliciting broker/dealers will be prohibited from engaging in any market making activities or solicited brokerage activities with regard to the Company's securities during the periods prescribed by Rule 101 of Regulation M before the solicitation of the exercise of any Warrant until the later of the termination of such solicitation activity or the termination of any right the Representative and any other soliciting broker/dealer may have to receive a fee for the solicitation of the exercise of the Warrants.

     The Company has agreed to retain the Representative as a management and financial advisor for a period of 24 months commencing on the Effective Date at a fee equal to $5,208 per month. The entire fee ($125,000) is payable at the closing of the Offering. In its capacity as an advisor to the Company, the Representative will be obligated to provide general financial advisory services to the Company on an as-needed basis with respect to possible future financings or acquisitions by the Company and related matters. The Representative is not obligated to provide any minimum number of hours of advisory services to the Company.

     In addition, the Company has agreed to engage a financial public relations firm reasonably satisfactory to the Representative. The public relations firm will not be associated with the Representative or any of its affiliates. Such firm, or an acceptable substitute firm, shall be continuously engaged until a date 24 months from the closing of the Offering.

     The initial public offering price of the Common Shares and Warrants offered hereby and the initial exercise price and other terms of the Warrants have been determined by negotiation between the Company and the Representative and do not necessarily bear any direct relationship to the Company's assets, earnings, book value per share or other generally accepted criteria of value. Factors considered in determining the offering price of the Common Shares and Warrants and the exercise price of the Warrants included the business in which the Company is engaged, the Company's financial condition, an assessment of the Company's management, the general condition of the securities markets, the demand for similar securities of comparable companies, and other factors deemed relevant.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for the Company by Honigman Miller Schwartz and Cohn, 2290 First National Building, Detroit, Michigan 48226-3583. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Gersten, Savage, Kaplowitz & Fredericks, LLP, 101 East 52nd Street, New York, New York 10022-6018.

                                    EXPERTS

     The combined balance sheet of the Predecessor Company as of February 19, 1997 and December 31, 1996 and the combined statements of income, members' deficit and cash flows for the period from January 1, 1997 through February 19, 1997 and the year ended December 31, 1996 included in this Prospectus, the consolidated balance sheet of the Company as of September 30, 1997 and the consolidated statements of income, shareholders' equity and cash flows for the period from inception to September 30, 1997 included in this Prospectus, have been audited by Coopers & Lybrand L.L.P., independent auditors, as stated in their reports appearing in this Prospectus and elsewhere in the registration statement (which reports on the financial statements express an unqualified opinion and include an explanatory paragraph referring to an uncertainty concerning the Company's ability to continue as a going concern), and have been included herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
I.      Consolidated Financial Statements for Rockwell
Medical Technologies, Inc. and Subsidiary
               Report of Independent Accountants............     F-2
               Consolidated Balance Sheet at September 30,
            1997............................................     F-3
               Consolidated Income Statement for the period
            from inception to
               September 30, 1997...........................     F-4
               Consolidated Statement of Changes in
              Shareholders' Equity for the period from
              inception to September 30, 1997...............     F-5
               Consolidated Statement of Cash Flows for the
              period from inception to September 30, 1997...     F-6
               Notes to the Consolidated Financial
            Statements......................................     F-7
II.     Combined Financial Statements for Rockwell Medical
        Supplies, L.L.C. and Rockwell Transportation, L.L.C.
               Report of Independent Accountants............    F-14
               Combined Balance Sheet at February 19, 1997
            and December 31, 1996...........................    F-15
               Combined Income Statements for the period
              from January 1 to February 19, 1997 and the
              year ended December 31, 1996..................    F-16
               Combined Statement of Changes in Members'
              Deficit for the period from January 1 to
              February 19, 1997 and the year ended December
              31, 1996......................................    F-17
               Combined Statement of Cash Flows for the
              period from January 1 to February 19, 1997 and
              the year ended December 31, 1996..............    F-18
               Notes to Combined Financial Statements.......    F-19

[COOPERS & LYBRAND LETTERHEAD]

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Rockwell Medical Technologies, Inc. and Subsidiary:

     We have audited the consolidated balance sheet of Rockwell Medical Technologies, Inc. and Subsidiary at September 30, 1997 and the related consolidated statements of income, stockholders' equity, and cash flows for the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rockwell Medical Technologies, Inc. and Subsidiary at September 30, 1997 and the results of their operations and their cash flows for the period ended September 30, 1997 in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has incurred losses from operations and requires additional cash flow to fund operations and the redemption of the Series A Preferred Stock due January 31, 1998 that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

COOPERS & LYBRAND LLP

Detroit, Michigan
November 20, 1997

Coopers & Lybrand L.L.P. is a member of Coopers & Lybrand International, a limited liability association incorporated in Switzerland.

               ROCKWELL MEDICAL TECHNOLOGIES, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET
                                (WHOLE DOLLARS)

                                                                       SEPTEMBER 30,
                                                                           1997
                                                                       -------------
Cash........................................................            $    72,680
Certificate of Deposit......................................                 25,000
Accounts Receivable, net of allowance for doubtful accounts
  of $10,000................................................                460,114
Inventory...................................................                373,433
Other Current Assets........................................                 95,686
                                                                        -----------
     Total Current Assets                                                 1,026,913
Property and Equipment, net.................................                721,876
Other Noncurrent Assets.....................................                138,397
Excess of Purchase Price over Fair Value of Net Assets
  Acquired, net.............................................              1,473,297
Deferred financing costs....................................                218,054
                                                                        -----------
     Total Assets...........................................            $ 3,578,537
                                                                        ===========
Note Payable................................................            $   100,000
Accounts Payable............................................              1,031,751
Accrued Liabilities.........................................                350,958
                                                                        -----------
     Total Current Liabilities..............................              1,482,709
Redeemable Preferred Stock -- Series A......................              1,095,915
Shareholders' Equity:
  Common Stock..............................................              2,524,847
  Deficit...................................................             (1,524,934)
                                                                        -----------
                                                                            999,913
                                                                        -----------
     Total Liabilities and Shareholders' Equity.............            $ 3,578,537
                                                                        ===========

The accompanying notes are an integral part of the consolidated financial statements.

               ROCKWELL MEDICAL TECHNOLOGIES, INC. AND SUBSIDIARY

                         CONSOLIDATED INCOME STATEMENT
 FOR THE PERIOD FROM OCTOBER 25, 1996 (THE DATE OF INCEPTION) TO SEPTEMBER 30,
                                      1997
                                (WHOLE DOLLARS)

Sales.......................................................           $ 2,326,148
Cost of Sales...............................................             2,717,267
                                                                       -----------
  Gross Deficit.............................................              (391,119)
Selling, General and Administrative.........................             1,059,245
Interest Expense, net.......................................                74,570
                                                                       -----------
  Net loss..................................................           $(1,524,934)
                                                                       ===========
Net Loss per share..........................................           $      (.53)

The accompanying notes are an integral part of the consolidated financial statements.

               ROCKWELL MEDICAL TECHNOLOGIES, INC. AND SUBSIDIARY

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
 FOR THE PERIOD FROM OCTOBER 25, 1996 (THE DATE OF INCEPTION) TO SEPTEMBER 30,
                                      1997
                                (WHOLE DOLLARS)

                                                                                                  TOTAL
                                            COMMON           COMMON          RETAINED         SHAREHOLDERS'
                                            SHARES           STOCK            DEFICIT            EQUITY
                                            ------           ------          --------         -------------
Issuance of Common Stock, no par
  value -- Initial Capitalization....      2,000,000       $    1,000                          $     1,000
Issuance of Common Stock, no par
  value -- First Prior Financing.....        495,000        1,212,500                            1,212,500
Issuance of Common Stock, no par
  value -- Second Prior Financing....        520,000        1,311,347                            1,311,347
Net loss.............................                                        (1,524,934)        (1,524,934)
                                           ---------       ----------       -----------        -----------
     Total...........................      3,015,000       $2,524,847       $(1,524,934)       $   999,913
                                           =========       ==========       ===========        ===========

The accompanying notes are an integral part of the consolidated financial statements.

               ROCKWELL MEDICAL TECHNOLOGIES, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF CASH FLOWS
 FOR THE PERIOD FROM OCTOBER 25, 1996 (THE DATE OF INCEPTION) TO SEPTEMBER 30,
                                      1997
                                (WHOLE DOLLARS)

Cash flows from operating activities:
  Net loss..................................................    $(1,524,934)
  Adjustments to reconcile net loss to net cash used for
     operating activities:
     Depreciation and Amortization..........................        176,785
                                                                -----------
                                                                 (1,348,149)
     Changes in Working Capital:
       Increase in Accounts Receivable......................       (270,840)
       Increase in Inventory................................       (106,415)
       Increase in Other Current Assets.....................        (46,788)
       Increase in Accounts Payable.........................        227,525
       Increase in Other Liabilities........................        321,081
                                                                -----------
          Net change in Working Capital.....................        124,563
  Net cash used in operations...............................     (1,223,586)
Cash flows from investing activities:
  Purchase of Business, net of cash acquired................       (508,887)
  Purchase of Equipment.....................................        (62,378)
  Purchase of Certificate of Deposit........................        (25,000)
                                                                -----------
  Cash used in Investing Activities.........................       (596,265)
Cash flows from financing activities:
  Issuance of Common Stock -- initial capitalization........          1,000
  Issuance of Common Stock -- First Prior Financing.........      1,212,500
  Issuance of Common Stock -- Second Prior Financing........      1,311,347
  Proceeds from notes payable...............................        225,000
  Repayment of notes payable................................       (125,000)
  Payment on promissory note................................       (500,000)
  Deposits paid on leases...................................       (138,397)
  Costs of initial public offering..........................        (93,919)
                                                                -----------
  Cash provided by financing activities.....................      1,892,531
Increase in cash............................................         72,680
Cash at beginning of period.................................             --
                                                                -----------
Cash at end of period.......................................    $    72,680
                                                                ===========

     Supplemental non cash disclosures: See Note 4 to the consolidated financial statements related to Purchase of Business and conversion of Promissory Note to Series A Redeemable Preferred.

The accompanying notes are an integral part of the consolidated financial statements.

               ROCKWELL MEDICAL TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND CAPITALIZATION

     Rockwell Medical Technologies, Inc. (the "Company") was incorporated on October 25, 1996 for the purpose of purchasing and operating the business of Rockwell Medical Supplies, L.L.C. and its sister company, Rockwell Transportation, L.L.C. (collectively, the "Predecessor Companies" or the "Seller"). The Company is, and the Predecessor Companies were, in the business of manufacturing and distributing hemodialysis concentrates and dialysis kits to hemodialysis clinics throughout the United States and Venezuela. Sales to Venezuela accounted for approximately 18% of total sales. The Company also packages, sells and distributes ancillary products related to the hemodialysis process, as did the Predecessor Companies.

     The Company received $1,212,500 in net proceeds from the issuance of Common Stock in the First Prior Financing. Approximately $500,000 of which was used to partially fund the acquisition of the Predecessor Companies. The remaining purchase price was financed through the issuance of a promissory note for approximately $1.9 million (see Note 4).

     The Company is regulated by the Federal Food and Drug Administration under the Federal Drug and Cosmetics Act, as well as by other federal, state and local agencies. In March 1996 the Predecessor Companies received 510(k) approval from the FDA to market hemodialysis solutions and powders, which commenced in May 1996. The 510(k) approval was assigned to the Company in connection with the purchase of the Predecessor Companies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The consolidated financial statements of the Company include the accounts of Rockwell Medical Technologies, Inc. and its wholly-owned subsidiary, Rockwell Transportation, Inc. All intercompany balances and transactions have been eliminated. The results of operations, cash flows and changes in stockholders' equity are presented from October 25, 1996 (the date of inception) through September 30, 1997. The Company's fiscal year ends on December 31.

REVENUE RECOGNITION

     The Company recognizes revenue at the date of shipment.

INVENTORY

     Inventory is stated at net realizable value, which includes only raw material costs and excludes the conversion costs required to produce finished goods, due to continuing negative gross margins.

PROPERTY AND EQUIPMENT

     Property and Equipment are recorded at cost. Expenditures for normal maintenance and repairs are charged to expense as incurred. Property and equipment are depreciated using the straight line method over their useful lives, which range from three to eight years.

EXCESS OF PURCHASE PRICE OVER FAIR VALUE OF NET ASSETS ACQUIRED

     The excess of the price paid by the Company over the fair value of the net assets of the Predecessor Companies has been recorded as an intangible asset and is being amortized on the straight line basis over an estimated useful life of 10 years. The Company assesses the recoverability of the asset based on estimated future undiscounted cash flows of the business. Based upon the Company's analysis no impairment of the asset exists at September 30, 1997.

               ROCKWELL MEDICAL TECHNOLOGIES, INC. AND SUBSIDIARY

DEFERRED FINANCING COSTS

     Costs, primarily professional fees for legal and accounting matters, which are directly related to the initial public offering have been deferred. Such costs will be recorded as a reduction of net proceeds of the offering when such offering is consummated.

INCOME TAXES

     The Company has recorded a deferred tax asset of approximately $482,400 related to the net operating loss carry forward. This deferred asset has been fully offset by a valuation allowance due to the uncertainty of realization.

ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

NET LOSS PER SHARE

     Net loss per share is calculated based on the weighted average shares outstanding of 2,904,833 including 123,750 of additional shares estimated to be issuable to the shareholders in the First Prior Financing who were entitled to receive additional shares for no additional consideration if the public offering price of the shares to be issued in an initial public offering of the Company's securities was less than $5.00 per share.

3. MANAGEMENT'S PLAN OF OPERATION

     Since February 20, 1997 the Company had been engaged in the business of manufacturing, selling, and distributing hemodialysis concentrates and kits to various clinics throughout the United States and Venezuela. The Company paid approximately $2.1 million for the operating assets and liabilities of the Predecessor Companies. Since inception through September 30, 1997 the Company has recorded losses of $1,524,934 and used approximately $1,223,586 to fund operating needs since the purchase of the business (see Note 4). Those needs were funded, from inception through September 30, 1997, through proceeds from the issuance of common stock, common stock purchase warrants and promissory notes.

     A significant portion of the working capital requirements, approximately $375,000, was due to an initial funding of an escrow account for future facility lease payments, and the immediate payment to trade creditors to ensure continued uninterrupted delivery of raw materials and services. After considering these one-time cash requirements, the Company estimates its cash flows from operations will be deficient by approximately $100,000 per month for the next three to six months for working capital purposes. To fund these working capital requirements, the Company anticipates using a three phased approach as follows 1.) negotiating with its trade creditors to extend terms of payment, 2.) securing short term loans from private parties, and 3.) using the proceeds from the issuance of 1.8 million shares of the Company's Common Stock in a registration to be filed with the Securities and Exchange Commission (the "Offering"). Anticipated net proceeds associated with this Offering are estimated at approximately $5.9 million. Without the successful completion of the Offering the future viability of the Company cannot be assured.

     In addition to working capital requirements, the Company is required to redeem the 8.5% Series A Preferred Stock on January 31, 1998. (See notes 4 and
9). Without the successful completion of the Offering, the Company will be unable to meet the mandatory redemption obligation of the Series A Preferred Stock. In the event the Company fails to meet these redemption requirements a change in control of the Company may result.

               ROCKWELL MEDICAL TECHNOLOGIES, INC. AND SUBSIDIARY

     The Company has developed cost reduction plans to improve efficiencies and reduce costs. In particular the distribution costs associated with the Company's wholly owned subsidiary, Rockwell Transportation, Inc. are substantial. Cost reduction plans are being developed to reduce inefficiencies in the Company's transportation operations and in the production process. Plans to maximize production capacity through both increased production hours and equipment utilization are in process. The Company feels that the market demand is greater than current production quantities and that increasing capacity through fundamental management techniques can be effected with minimum variable labor and manufacturing costs. Further, these actions will require minimum capital investment.

     Future Company plans have been developed to increase sales with new product offerings and increased market penetration of existing product lines; however these actions will require capital investment estimated at $1.8 million. The effective implementation of these plans will not be possible without the successful completion of the Offering.

     There can be no assurance that even if the Company receives additional capital it will be able to achieve the planned efficiencies and increased sales levels to sustain its operations. There can be no assurance that the Company will obtain any funds on terms acceptable to the Company and at times required by the Company. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount or classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

4. PURCHASE OF THE BUSINESS

     Effective February 19, 1997 the Company purchased the assets and assumed certain liabilities of the Predecessor Companies for an initial purchase price of approximately $2.4 million, excluding liabilities assumed. The transaction was accounted for using the purchase method of accounting. The initial purchase price was allocated to assets acquired and liabilities assumed based on the estimated fair market value at the date of acquisition, as follows:

Working capital, less cash acquired.........................       $  (147,937)
Property and Equipment......................................           688,534
Excess of purchase price over fair value of net assets......         1,884,954
                                                                   -----------
                                                                     2,425,551
Promissory Note at 8.5%.....................................        (1,916,664)
                                                                   -----------
     Net cash paid for business acquired....................       $   508,887
                                                                   ===========

     The purchase price consisted of : (i) $150,000 cash payment to the Sellers ; (ii) a cash payment to NBD Bank of approximately $375,000 to retire related outstanding debt; and (iii) the remainder of the purchase price was satisfied by an 8.5% promissory note (the "Note") in the principal amount of approximately $1.9 million. Under the terms of the Note and the Asset Purchase Agreement, a prepayment of $500,000 on the Note was due in May 1997. Pursuant to a letter agreement, the Sellers agreed that upon receipt of the prepayment, the remaining Note balance would be converted into shares of Series A Redeemable Preferred Stock at a conversion ratio of one share of Series A Preferred Stock to one dollar of outstanding principal due under the Note. The Company made the required prepayment and the Note was converted to 1,416,664 shares of Series A Preferred Stock.

     In accordance with the terms of the Asset Purchase Agreement, the Company and the Predecessor Company and its owners have agreed to a reduction in the purchase price for the Predecessor Company's business by $320,749 based on a provision in the Asset Purchase Agreement which provides for a dollar for dollar reduction in such purchase price to the extent that the net worth of the Predecessor Company at the

               ROCKWELL MEDICAL TECHNOLOGIES, INC. AND SUBSIDIARY closing date was below a target amount set forth in the Asset Purchase Agreement. The parties have cancelled 320,749 shares of Series A Preferred Stock in payment of such purchase price reduction. Goodwill has been reduced by the same amount.

5. INVENTORY

     Components of inventory are as follows:

       Raw Materials........................................       $255,467
       Finished Goods.......................................        117,966
                                                                   --------
            Total                                                  $373,433
                                                                   ========

6. PROPERTY AND EQUIPMENT

     Major classes of Property and Equipment, stated at cost, are as follows:

       Leasehold Improvements...............................       $ 66,163
       Machinery and Equipment..............................        491,536
       Office Furniture and Equipment.......................        107,689
       Laboratory Equipment.................................         87,369
       Vehicles including trailers..........................         51,890
                                                                   --------
                                                                   $804,647
         Accumulated Depreciation...........................        (82,771)
                                                                   --------
       Net Property, and Equipment..........................       $721,876
                                                                   ========

7. NOTE PAYABLE

     The Company obtained a $100,000 loan in July of 1997. The loan bears interest at 24 percent per annum. The loan is payable on demand.

8. LEASES

     The Company leases a facility for production and administrative offices as well as transportation equipment used by the Company's subsidiary, Rockwell Transportation, Inc. The lease terms are five years and two years, respectively. These leases have been accounted for as operating leases. Lease payments were $312,322 for the period ended September 30, 1997. Future minimum rental payment under lease agreements are as follows:

       Period from October 1, 1997 to December 31, 1997.....       $109,256
       Year ending December 31, 1998........................        437,025
       Year ending December 31, 1999........................        348,475
       Year ending December 31, 2000........................        192,510
       Year ending December 31, 2001........................         12,600

     In accordance with the assignment of the facility lease from the Predecessor Companies, the landlord required a deposit in escrow of $178,000 which is to be applied against future lease payments of $39,542 in each of the years ending December 31, 1998 and 1999, $59,313 in the year ending December 31, 2000, with the balance held as additional security deposit until the expiration of the facility lease. In the instance of early termination, the transportation equipment leases require the Company to pay the excess of the purchase price for such vehicles (determined in accordance with the terms of the lease) over the equipment's fair market value.

               ROCKWELL MEDICAL TECHNOLOGIES, INC. AND SUBSIDIARY

     A $25,000 letter of credit has been established for the benefit of certain lessors. The letter of credit is collateralized by a short term certificate of deposit.

9. CAPITAL STOCK

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, no par value per share, of which 3,015,000 shares were outstanding at September 30, 1997; and 2,000,000 shares of Preferred Stock, none issued nor outstanding, and 1,416,664 shares of 8.5% non-voting cumulative redeemable Series A Preferred Stock, $1.00 par value (the "Series A Preferred Stock"), of which 1,095,915 shares were outstanding after the cancellation of the 320,749 shares discussed in Note 4.

COMMON STOCK

     Holders of the shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders of the Company and are to receive dividends when and if declared by the Board of Directors. Dividends may not be paid to the common shareholders until the redeemable Series A preferred stock is redeemed. The Board is authorized to issue additional shares of Common Stock within the limits of the Company's Articles of Incorporation without further shareholder action. Holders of 495,000 shares of Common Stock are entitled to receive an additional 123,750 shares of Common Stock at the effective date of the Offering for no additional consideration per the terms of the First Prior Financing Agreement. These shares have been included in the net loss per share calculation. The additional shares, when issued, will be accounted for as a stock dividend, at a cost equal to the offering price per share.

SERIES A PREFERRED STOCK

     Holders of Series A Preferred Stock are entitled to receive, out of funds legally available for the payment of dividends, cumulative cash dividends in the amount of $.085 per share per year accruing from June 1, 1997, as and when directed by the Board of Directors of the Company. As long as any shares of Series A Preferred Stock are outstanding, the Company may not (i) declare, pay, or set money, securities or other property apart for the payment of, any dividend on any shares of the Company, including all classes of common stock and any other series of preferred stock (all of such shares of the Company referred to as "Junior Shares"), or (ii) make any payment on account of, or set money, securities or other property apart for, the payment into a sinking or other similar fund for the purchase, redemption or other retirement of, any of the Junior Shares or any warrants, rights, calls or other options exercisable for or exchangeable into any of the Junior Shares (collectively the "Junior Securities"), or (iii) make any distribution in respect of any Junior Securities, either directly or indirectly, and whether in cash, obligations or shares of the Company or other property (other than distributions or dividends in Junior Shares to the holders of Junior Shares), and shall not permit any corporation or other entity directly or indirectly controlled by the Company to purchase or redeem any of the Junior Securities, unless prior to or currently with such declaration, payment, setting apart for payment, purchase, redemption or distribution, as the case may be, all accrued and unpaid dividends on the Series A Preferred Stock shall have been paid.

     The Company is required to redeem all outstanding shares of Series A Preferred Stock on January 31, 1998 (the "Mandatory Redemption Date"), at a redemption price equal to $1.00 per share, plus accumulated and unpaid dividends accrued through the Mandatory Redemption Date. The purchase price must be paid in cash. From and after the Mandatory Redemption Date, the holders of Series A Preferred Stock will not have any rights as shareholders of the Company except the right to receive from the Company the redemption price of such Series A Preferred Stock, without interest, upon the surrender of such Series A Preferred Stock to the Company. In addition, the Company has the right and option at any time prior to the Mandatory Redemption Date to purchase, redeem or otherwise acquire any or all of the Series A Preferred Stock for a purchase price equal to $1.00 per share plus accumulated and unpaid dividends on such share through the date of repurchase or redemption.

               ROCKWELL MEDICAL TECHNOLOGIES, INC. AND SUBSIDIARY

     Subject to the prior rights of the Company's creditors, the holders of the Series A Preferred Stock are entitled to receive, upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company, $1.00 per share plus accrued and unpaid dividends. If, in any such case, the assets of the Company are insufficient to make such payment in full, then the available assets will be distributed among the holders of the Series A Preferred Stock ratably in proportion to the full amount to which each holder would be entitled.

     Holders of Series A Preferred Stock have no conversion rights, however, the obligation of the Company to effect the mandatory redemption of the Series A Preferred Stock by the Mandatory Redemption Date is guaranteed by certain of the Company's principal shareholders (the "Guaranty"). Such Guaranty is secured by the pledge of 1,143,500 shares of Common Stock (the "Pledged Shares") pursuant to an Escrow Agreement dated as of July 22, 1997 (the "Escrow Agreement"). In the event the Company fails to redeem the outstanding shares of Series A Preferred Stock on or before the Mandatory Redemption Date, the Predecessor Companies have a period of 45 days following such date to elect either to: (i) exercise their rights under the Guaranty and the Escrow Agreement to retain the shares of Common Stock which remain held in escrow, in full satisfaction and discharge of the Guaranty and the Company's obligation to redeem the Series A Preferred Stock; or (ii) terminate their rights under the Guaranty and to relinquish and terminate their interest in the Pledged Shares and to proceed against the Company to collect the outstanding redemption payment.

     Holders of Series A Preferred Stock have no voting rights except as may be required by law.

WARRANTS

     Holders of the Warrants are entitled to purchase at the stated exercise price of the Warrant one share of Common Stock of the Company subject to certain adjustments and provisions. At September 30, 1997 there were 520,000 warrants issued and outstanding. These Warrants do not become effective until after the completion of the Offering (see Note 2 in these Notes to Consolidated Financial statements).

     Each Warrant will be separately transferable and will entitle the registered holder to purchase one share of Common Stock at the exercise price of $4.50 per share for a period of three years commencing one year after the effective date of the Offering and ending on the fourth anniversary of the effective date of the Offering (the "Exercise Period"). The exercise price and the number of shares of Common Stock to be issued upon the exercise of each Warrant are subject to adjustment in the event of stock split, stock dividend, recapitalization, merger, consolidation or certain other events.

     Under certain conditions, the Warrants may be redeemed by the Company at a redemption price of $.10 per Warrant upon not less than 30 days prior written notice to the holders of such Warrants, provided the closing bid price of the Common Stock has been at least $8.50 for 20 consecutive trading days ending on the third day prior to the date the notice of redemption is given.

10. STOCK OPTIONS

     The Board of Directors approved the Rockwell Medical Technologies, Inc., 1997 Stock Option Plan on July 15, 1997 (the "Plan"). The Stock Option Committee as appointed by the Board of Directors administers the Plan which provides for grants of nonqualified or incentive stock options to key employees, officers, directors, consultants and advisors to the Company. Under the Plan the Company may grant up to 450,000 shares of Common Stock. Exercise prices, subject to certain plan limitations, are at the discretion of the Committee. Options granted normally expire 10 years from the date of grant or upon termination of employment. The Committee determines vesting rights on the date of grant.

               ROCKWELL MEDICAL TECHNOLOGIES, INC. AND SUBSIDIARY

     In July 1997 the Committee granted options to acquire an aggregate of 295,000 Common Shares at an exercise price of $3.00 per share. Options awarded vest over a three year period from the date of grant.

     Compensation expense was determined as the difference between the offering price of $4.00 per share, and the exercise price. Any difference between the offering price and fair value for the period from the date of grant through September 30, 1997 would not be material. Compensation expense is recognized over the vesting period and was $69,600 for the period ended September 30, 1997.

                                                                        EXERCISE
                                                              SHARES     PRICE
                                                              ------    --------
Outstanding at Beginning of Period..........................       --       --
  Granted...................................................  295,500    $3.00
  Exercised.................................................       --       --
  Cancelled.................................................    8,150    $3.00
                                                              -------    -----
Outstanding at September 30, 1997...........................  287,350    $3.00
                                                              =======    =====
Options Exercisable at September 30, 1997...................   43,750

11. RELATED PARTY TRANSACTIONS

     During the period ended September 30, 1997 the Company paid or accrued fees to the consulting firm of Wall Street Partners, Inc. for financial and management services of $275,000. Under a current agreement, the Company is obligated to pay additional consulting fees of $75,000 through December 31, 1997. The principals of the consulting firm are shareholders of the Company and members of the Board of Directors.

     In addition, the Company settled a certain obligation in the amount of $25,000 to a related party through the issuance of 10,000 shares of Common Stock.

     The Holders of the Series A Redeemable Stock were the majority owners of the Predecessor Company.

12. SUBSEQUENT EVENTS

     On November 13, 1997, the Company obtained a $100,000 loan from a majority shareholder and member of the Company's Board of Directors. The loan bears interest at a rate of 24 percent per annum and matures on February 11, 1998.

     On November 19, 1997, the Compensation Committee of the Company's Board of Directors granted 16,150 options at an exercise price of $3.00 per share. During the period commencing October 1, 1997 and ending November 18, 1997, 8,000 options were cancelled as the result of the termination of employees' employment.

COOPERS & LYBRAND LOGO         Coopers & Lybrand L.L.P.     400 Renaissance Center       telephone (313) 446-7100
                               a professional services firm Detroit, Michigan            facsimile (313) 446-7117
                                                            48243-1507



                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Members of
Rockwell Medical Supplies, L.L.C. and
Rockwell Transportation, L.L.C.:

     We have audited the combined balance sheets of Rockwell Medical Supplies, L.L.C. and Rockwell Transportation, L.L.C. (the "Company") at February 19, 1997 and December 31, 1996 and the related combined statements of income, members' deficit, and cash flows for the period ended February 19, 1997 and the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Rockwell Medical Supplies, L.L.C. and Rockwell Transportation, L.L.C. at February 19, 1997 and December 31, 1996 and the results of their operations and their cash flows for the period ended February 19, 1997 and the year ended December 31, 1996 in conformity with generally accepted accounting principles.

COOPERS & LYBRAND LLP

Detroit, Michigan
July 11, 1997, except for the subsequent event paragraph of Note 3 for which the date is November 20, 1997

Coopers & Lybrand L.L.P. is a member of Coopers & Lybrand International, a limited liability association incorporated in Switzerland.

                       ROCKWELL MEDICAL SUPPLIES, L.L.C.
                      AND ROCKWELL TRANSPORTATION, L.L.C.

                            COMBINED BALANCE SHEETS
                                (WHOLE DOLLARS)

                                                              FEBRUARY 19,   DECEMBER 31,
                                                                  1997           1996
                                                              ------------   ------------
Cash........................................................  $    44,270    $    65,978
Accounts Receivable, net of allowance for doubtful accounts
  of $10,000 and $5,000 at February 19, 1997 and December
  31, 1996, respectively....................................      189,274        205,168
Inventory...................................................      327,147        405,702
Other Current Assets........................................       48,898         48,417
                                                              -----------    -----------
  Total Current Assets......................................      609,589        725,265
Property and Equipment, net.................................      670,885        728,557
                                                              -----------    -----------
  Total Assets..............................................  $ 1,280,474    $ 1,453,822
                                                              ===========    ===========
Notes Payable, Bank.........................................      375,000        375,000
Payable to Members..........................................  $ 1,868,149    $ 1,868,149
Accounts Payable............................................      679,941        512,074
Accrued Liabilities.........................................       33,315         28,848
                                                              -----------    -----------
  Total Current Liabilities.................................    2,956,405      2,784,071
  Members' Deficit:
Contributed Capital.........................................       50,000         50,000
Deficit.....................................................   (1,725,931)    (1,380,249)
                                                              -----------    -----------
  Total Liabilities and Members' Deficit....................  $ 1,280,474    $ 1,453,822
                                                              ===========    ===========

The accompanying notes are an integral part of the combined financial statements.

                       ROCKWELL MEDICAL SUPPLIES, L.L.C.
                      AND ROCKWELL TRANSPORTATION, L.L.C.

                           COMBINED INCOME STATEMENTS
                                (WHOLE DOLLARS)

                                                                JANUARY 1 TO        YEAR ENDED
                                                                FEBRUARY 19,       DECEMBER 31,
                                                                    1997               1996
                                                                ------------       ------------
Sales.......................................................     $ 343,555         $ 1,019,856
Cost of Sales...............................................       508,784           1,555,200
                                                                 ---------         -----------
  Gross Margin..............................................      (165,229)           (535,344)
Selling, General and Administrative Expenses................       177,015             773,344
Interest Expense............................................         3,438              12,634
                                                                 ---------         -----------
  Net Loss..................................................     $(345,682)        $(1,321,322)
                                                                 =========         ===========

The accompanying notes are an integral part of the combined financial statements.

                       ROCKWELL MEDICAL SUPPLIES, L.L.C.
                      AND ROCKWELL TRANSPORTATION, L.L.C.

               COMBINED STATEMENT OF CHANGES IN MEMBERS' DEFICIT
                                (WHOLE DOLLARS)

                                                         CONTRIBUTED                      TOTAL MEMBERS'
                                                           CAPITAL           DEFICIT         DEFICIT
                                                         -----------         -------      --------------
Balances at January 1, 1996..........................      $50,000         $   (58,927)    $    (8,927)
                                                           -------         -----------     -----------
  Net loss...........................................           --          (1,321,322)     (1,321,322)
                                                           -------         -----------     -----------
Balances at December 31, 1996........................       50,000          (1,380,249)     (1,330,249)
     Net loss for the period January 1, 1997 to
       February 19, 1997.............................           --            (345,682)       (345,682)
                                                           -------         -----------     -----------
Balances at February 19, 1997........................      $50,000         $(1,725,931)    $(1,675,931)
                                                           =======         ===========     ===========

The accompanying notes are an integral part of the combined financial statements.

                       ROCKWELL MEDICAL SUPPLIES, L.L.C.
                      AND ROCKWELL TRANSPORTATION, L.L.C.

                        COMBINED STATEMENT OF CASH FLOWS
                                (WHOLE DOLLARS)

                                                                 JANUARY 1 TO             YEAR ENDED
                                                               FEBRUARY 19, 1997       DECEMBER 31, 1996
                                                               -----------------       -----------------
Cash flows from Operating Activities:
  Net loss.................................................        $(345,682)             $(1,321,322)
  Adjustments to reconcile net loss to net cash used for
     operating activities:
     Depreciation..........................................           17,649                  133,659
     Changes in working capital:
       Accounts Receivable.................................           15,894                 (205,168)
       Inventory...........................................           78,555                 (405,702)
       Other Current Assets................................             (481)                  (8,876)
       Accounts Payable....................................          207,890                  512,074
       Accrued Liabilities.................................            4,467                   28,848
                                                                   ---------              -----------
          Net cash used in operating activities............          (21,708)              (1,266,487)
Cash flows from Investing Activities:
  Purchases of Equipment...................................                                  (549,713)
                                                                                          -----------
          Net cash used in investing activities............               --                 (549,713)
Cash flows from Financing Activities:
  Members' capital contributions...........................               --                   50,000
  Proceeds of Bank loans...................................               --                  375,000
  From Members.............................................               --                1,457,178
                                                                   ---------              -----------
          Net cash provided by financing activities........               --                1,882,178
          Net (decrease) increase in cash..................          (21,708)                  65,978
          Cash at beginning of the period..................           65,978                       --
                                                                   ---------              -----------
          Cash at end of the period........................        $  44,270              $    65,978
                                                                   =========              ===========
Supplemental cash flow information
  Interest expense paid....................................            3,438                   12,634
                                                                   =========              ===========
Supplemental non-cash disclosure:
  $40,023 of equipment was exchanged for payment of an
     account payable.

The accompanying notes are an integral part of the combined financial statements.

                       ROCKWELL MEDICAL SUPPLIES, L.L.C.
                      AND ROCKWELL TRANSPORTATION, L.L.C.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1. ORGANIZATION AND CAPITALIZATION

     Rockwell Medical Supplies, L.L.C. was established in October 1995 for the purpose of manufacturing hemodialysis concentrates and dialysis kits for sale and distribution to hemodialysis clinics throughout the United States. It also packages, sells and distributes ancillary products related to the hemodialysis process.

     There was limited activity during 1995, consisting primarily of the purchase of certain equipment, the payment of a facility lease security deposit and the payment of $58,927 for certain start up expenses.

     Rockwell Transportation, L.L.C. was established in March 1996 for the purpose of distributing products produced by Rockwell Medical Supplies, L.L.C. The combined entity of Rockwell Medical Supplies, L.L.C. and Rockwell Transportation, L.L.C. is referred to as the "Company".

     The Company is regulated by the Federal Food and Drug Administration under the Federal Drug and Cosmetics Act, as well as by other Federal, State and Local agencies. In March 1996 the Company received 510(k) approval from the FDA to market hemodialysis solutions and powders. The Company began manufacturing, distributing and selling hemodialysis solutions in May 1996.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The combined financial statements of the Company include the accounts of Rockwell Medical Supplies, L.L.C. and it's sister company Rockwell Transportation, L.L.C. which are entities under common control. All intercompany balances and transactions have been eliminated.

REVENUE RECOGNITION

     The Company recognizes revenue at the date of shipment.

INVENTORY

     Inventory is stated at net realizable value, including raw material costs and excluding the conversion cost required to produce finished goods. Cost of sales for the period ended February 19, 1997 is calculated based on the material gross margin for the preceding twelve month period.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Expenditures for normal maintenance and repairs are charged to expense as incurred. Property and equipment are depreciated using the straight line method over their useful life, which ranges from three to eight years.

INCOME TAXES

     As a limited liability company, it was intended that the Company be classified as a partnership for federal income tax purposes and, as such, it was treated as a "pass-through" entity that was not subject to federal income tax.

ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

                       ROCKWELL MEDICAL SUPPLIES, L.L.C.
                      AND ROCKWELL TRANSPORTATION, L.L.C.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

LOSS PER SHARE

     The Company is a Limited Liability Corporation; accordingly loss per share information is not relevant.

3. SALE OF THE BUSINESS

     Effective February 19, 1997 the assets of the Company were sold to Rockwell Medical Technologies, Inc. (the "Successor Company"). Total purchase price for essentially all the operating assets was approximately $2.4 million excluding the assumption of certain liabilities. The Asset Purchase Agreement provided a cash payment at closing of $150,000 to the Sellers; payoff of the Notes Payable to Bank of $375,000; and the balance in the form of a promissory note of approximately $1.9 million payable to certain members of the Company. In May 1997, as provided in the Asset Purchase Agreement, a $500,000 cash payment was received on the promissory note. The remaining unpaid principal was converted to 8.5% Non-Voting Redeemable Series A Preferred Stock of the Successor Company, redeemable on or before January 31, 1998.

     One of the Members of the Company is a majority shareholder of the Successor Company and is employed as an Officer and Director of the Successor Company.

SUBSEQUENT EVENT

     In accordance with the terms of the Asset Purchase Agreement, the Company and the Predecessor Company and its owners have agreed to a reduction in the purchase price for the Predecessor Company's business by $320,749 based on a provision in the Asset Purchase Agreement which provides for a dollar for dollar reduction in such purchase price to the extent that the net worth of the Predecessor Company at the closing date was below a target amount set forth in the Asset Purchase Agreement. The parties have cancelled 320,749 shares of Series A Preferred Stock in payment of such purchase price reduction. Goodwill has been reduced by the same amount.

4. INVENTORY

     Components of inventory are as follows:

                                                        FEBRUARY 19,       DECEMBER 31,
                                                            1997               1996
                                                        ------------       ------------
Raw Material........................................      $204,329           $344,398
Finished Goods......................................       122,818             61,304
                                                          --------           --------
     Total..........................................      $327,147           $405,702
                                                          ========           ========

                       ROCKWELL MEDICAL SUPPLIES, L.L.C.
                      AND ROCKWELL TRANSPORTATION, L.L.C.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

5. PROPERTY AND EQUIPMENT

     Major classes of Property and Equipment, stated at cost, are as follows:

                                                        FEBRUARY 19,       DECEMBER 31,
                                                            1997               1996
                                                        ------------       ------------
Machinery and Equipment.............................     $ 580,875          $ 580,875
Office furniture and equipment......................       109,562            109,562
Laboratory Equipment................................        95,326             95,326
Vehicles, including trailers........................        36,170             76,453
                                                         ---------          ---------
     Total Cost.....................................       821,933            862,216
Accumulated Depreciation............................      (151,048)          (133,659)
                                                         ---------          ---------
Net Property and Equipment..........................     $ 670,885          $ 728,557
                                                         =========          =========

6. PAYABLE TO MEMBERS

     Payable to Members is comprised of obligations of the Company to certain Members of the Company who advanced operating funds to the Company during 1996 and 1995.

7. NOTES PAYABLE TO BANK

     The Company had a Master Demand Business Loan Note with National Bank of Detroit in the amount of $400,000, at the current prime rate, of which $375,000 was outstanding at December 31, 1996 and February 19, 1997. At December 31, 1996 and February 19, 1997 the bank's prime rate was 8.5%. The principal and interest amounts of the Note were paid in full in accordance with the Asset Purchase Agreement (See Note 3). This note was collateralized by the assets of the Company.

8. LEASES

     The Company leases a facility and certain equipment under operating leases. Lease payments were $339,790 and $50,439 for the year ended December 31, 1996 and the period ended February 19, 1997, respectively. Effective February 19, 1997 all leases relating to the operations of the Company were assigned to the Successor Company.

================================================================================

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE OF COMMON SHARES IMPLIES UNDER ANY CIRCUMSTANCES THAT THERE HAS BEEN NO CHANGE IN THE CIRCUMSTANCES OF THE COMPANY OR THE FACTS DESCRIBED IN THIS PROSPECTUS SINCE THE DATE OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Additional Information................      3
Prospectus Summary....................      4
Risk Factors..........................      8
Use of Proceeds.......................     16
Capitalization........................     17
Dilution..............................     18
Dividend Policy.......................     19
Management's Discussions and Analysis
  of Financial Condition and Results
  of Operations.......................     20
Business..............................     23
Management............................     29
Certain Transactions..................     33
Security Ownership of Certain
  Beneficial Owners and Management....     35
Description of Securities.............     36
Shares Eligible for Future Sale.......     40
Underwriting..........................     42
Legal Matters.........................     45
Experts...............................     45
Index to Financial Statements.........    F-1

                            ------------------------

     UNTIL FEBRUARY 20, 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS) ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================


================================================================================

                               ROCKWELL MEDICAL
                              TECHNOLOGIES, INC.

                                CONSISTING OF
                         1,800,000 COMMON SHARES AND
                            2,700,000 COMMON SHARE
                              PURCHASE WARRANTS
                         ---------------------------

                                  PROSPECTUS
                         ---------------------------
                            MASON HILL & CO., INC.
                            J.W. BARCLAY CO., INC.

                               January 26, 1998

================================================================================